UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No.             )

OneSource Information Services, Inc.

(Name of Subject Company)

OneSource Information Services, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

Rights to Purchase Series A Junior Participating Preferred Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

68272J106

(CUSIP Number of Class of Securities)

Martin F. Kahn

Executive Chairman and Chief Executive Officer
OneSource Information Services, Inc.
300 Baker Avenue
Concord, Massachusetts 01742
(978) 318-4300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kathy A. Fields, Esq.
Sean J. Hill, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
Item 2. Identity and Background of Filing Person
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
Item 5. Persons/Assets Retained, Employed, Compensated or Used
Item 6. Interest in Securities of the Subject Company
Item 7. Purposes of the Transaction and Plans or Proposals
Item 8. Additional Information
Item 9. Material to Be Filed as Exhibits
SIGNATURE
ANNEX A
VOTING SECURITIES OF ONESOURCE
DESIGNEES TO THE BOARD OF DIRECTORS OF ONESOURCE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF ONESOURCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
COMPLIANCE UNDER SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934
EXECUTIVE COMPENSATION
Ex-99.(a)(2)(i) Letter to Stockholders
Ex-99.(e)(1) Confidentiality Agreement

Item 1.	Subject Company Information

      (a) The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time and together with any Exhibits or Annexes hereto, the “Schedule 14D-9”) relates is OneSource Information Services, Inc., a Delaware corporation (“OneSource”). The address of the principal executive office of OneSource is 300 Baker Avenue, Concord, Massachusetts 01742. OneSource’s telephone number at its principal executive office is (978) 318-4300.

      (b) The title of the subject class of equity securities is OneSource’s common stock, par value $0.01 per share (“Common Stock”), including the associated rights to purchase shares of preferred stock of OneSource issued pursuant to the Rights Agreement, dated as of October 7, 2003, as amended to date, (the “Rights Agreement”) between OneSource and American Stock Transfer & Trust Company, as rights agent. As of May 3, 2004, there were 11,657,918 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

      Name and Address. The filing person is the subject company. OneSource’s name, business address and business telephone number are in Item 1(a) above.

      Tender Offer. This Schedule 14D-9 relates to the tender offer by OSIS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to purchase all of the outstanding shares of Common Stock, including the associated rights to purchase shares of preferred stock (collectively, the “Shares”), at a purchase price of $8.85 per Share, net to the seller in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2004 (the “Offer to Purchase”), included in infoUSA’s and Purchaser’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2004 (as amended or supplemented from time to time, the “Schedule TO”), and the related Letter of Transmittal (which together collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, to this Schedule 14D-9, and are being mailed to stockholders together with the Schedule 14D-9 and are filed as exhibits to the Schedule TO and are incorporated herein by reference.

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 29, 2004 by and among infoUSA, Purchaser and OneSource (the “Merger Agreement”). The Merger Agreement provides that, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into OneSource (the “Merger”), with OneSource surviving as a direct wholly owned subsidiary of infoUSA (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by OneSource or any of its wholly owned subsidiaries as treasury stock or otherwise, or owned by infoUSA or Purchaser or any of their respective affiliates immediately prior to the Effective Time, all of which will be canceled, and Shares which are owned by stockholders of OneSource who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with the DGCL) will be converted into the right to receive the Offer Price. The summary and description of the Merger Agreement in Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

      As set forth in the Schedule TO, the principal executive office of infoUSA is 5711 South 86th Circle, Omaha, Nebraska, 68127 and its telephone number is (402) 593-4500. As set forth in the Schedule TO, the principal executive office of Purchaser is c/o infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska, 68127 and its telephone number is (402) 593-4500.

      All information contained in this Schedule 14D-9 with respect to OneSource and its advisors has been provided by OneSource. All information in this Schedule 14D-9 or incorporated into this Schedule 14D-9 by reference concerning Purchaser or infoUSA, or actions or events with respect to either of them, was provided by Purchaser or infoUSA, respectively. Although OneSource does not have any knowledge that would indicate that any statements contained herein based upon information provided by infoUSA or Purchaser are untrue, OneSource takes no responsibility for the accuracy, validity or completeness of such information or for any failure by infoUSA or Purchaser to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to OneSource.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      Certain contracts, agreements, arrangements or understandings between OneSource or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this Schedule 14D-9 (the “Information Statement”) and incorporated herein by reference. Each material contact, agreement, arrangement or understanding and any actual or potential conflict of interest between OneSource or its affiliates and (i) its executive officers, directors and affiliates or (ii) infoUSA, Purchaser and any of their respective executive officers, directors and affiliates, is either disclosed in the Information Statement or set forth in this Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) or in Item 4 (“The Solicitation or Recommendation”) of this Schedule 14D-9.

      In considering the recommendations of OneSource’s Board of Directors (the “Board”) and the Special Committee of OneSource’s Board (the “Special Committee”) in favor of the Merger, stockholders of OneSource should be aware that certain members of the Board and certain officers of OneSource may have interests in the Offer and the Merger that are different from, or in addition to, the interests of OneSource stockholders generally. These interests may present them with a conflict of interest. Such interests relate to or arise from, among other things: (i) VAC-OS Holdings LLC (“VAC Holdings”), an affiliate of ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct International, Ltd. (the “ValueAct Capital Entities”), received payment of a termination fee of $3 million plus reimbursement of approximately $957,000 of costs and expenses in connection with termination of the Agreement and Plan of Merger, dated as of February 18, 2004 (the “VAC Agreement”), by and among OneSource, VAC Holdings and OS Merger Sub, Inc.; (ii) Peter H. Kamin is a founding partner of the ValueAct Capital Entities and also a member of the Board; (iii) members of the Special Committee received fees in connection with their services on the Special Committee; (iv) members of the OneSource executive management team are parties to agreements that provide for certain severance payments and benefits upon termination of their employment within a certain period of time prior to or after a change in control, including the Merger; and (v) the terms of the Merger Agreement provide for the continued indemnification of current directors and officers of OneSource.

      The members of the Board are Henry Ancona, Carl P. Fisher, Martin F. Kahn, Peter H. Kamin and Robert J. Massie. The members of the Special Committee are Messrs. Ancona, Fisher, Kahn and Massie. The Special Committee and the Board were aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with the other matters described below in Item 4 (“The Solicitation or Recommendation”).

      The Information Statement is being furnished to OneSource’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 under the Exchange Act in connection with infoUSA’s right (after the closing of the Offer) to designate persons to be appointed to the Board other than at a meeting of the stockholders of OneSource.

Confidentiality Agreement

      On October 22, 2003, infoUSA and OneSource entered into a confidentiality agreement (the “Confidentiality Agreement”). The summary and description of the Confidentiality Agreement in Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting

Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase are incorporated herein by reference. Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Merger Agreement

      The summary and description of the Merger Agreement and the conditions to the Offer in Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) and Section 14 (“Certain Conditions to the Offer”), respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Agreements with Certain Stockholders

      In order to induce infoUSA and Purchaser to enter into the Merger Agreement, the ValueAct Capital Entities entered into a Tender and Voting Agreement, dated as of April 29, 2004 (the “Tender and Voting Agreement”) with infoUSA and Purchaser. Pursuant to this agreement, the ValueAct Capital Entities have agreed to (i) tender and sell their Shares to Purchaser pursuant to the Offer, and (ii) vote such Shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger. The ValueAct Capital Entities own 3,707,697 Shares, or approximately 32%, of the currently issued and outstanding Shares.

      In order to induce infoUSA and Purchaser to enter into the Merger Agreement, Martin F. Kahn, the Executive Chairman and interim Chief Executive Officer of OneSource, also entered into a Stockholder Support Agreement, dated as of April 29, 2004 (the “Support Agreement” and, together with the Tender and Voting Agreement, the “Stockholder Agreements”) with infoUSA and Purchaser. Pursuant to this agreement, Mr. Kahn has (i) agreed to tender and sell his Shares to Purchaser pursuant to the Offer, (ii) agreed to vote such shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger, and (iii) granted to infoUSA and certain officers of infoUSA an irrevocable proxy to vote his Shares in connection with the foregoing matters. Mr. Kahn owns 266,756 Shares, or approximately 2%, of the currently issued and outstanding Shares. Mr. Kahn also owns options to purchase 142,500 Shares, 122,500 of which are presently exercisable (or scheduled to become exercisable prior to the initial expiration date of the Offer).

      The summary and description of the Stockholder Agreements in Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Voting Agreement and the Support Agreement which have been filed as Exhibit (e)(3) and Exhibit (e)(4), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Effects of the Offer and the Merger under Agreements Between OneSource and its Executive Officers and OneSource Stock Option Plans

      Change of Control Agreements. OneSource executed change of control agreements as of January 2004 with respect to Roy Landon, David DeSimone, Philip Garlick, William Schumacher, Mary McCabe and Yvonne Cekel (collectively, the “Named Employees”), who are members of OneSource’s executive management team. OneSource also executed a change of control agreement as of January 17, 2004 with Daniel J. Schimmel. The change of control agreement with Mr. Schimmel was terminated in February 2004 in connection with his resignation and his execution of a severance agreement with OneSource.

      Under these agreements, if a Named Employee is terminated during the three months prior to or twelve months following a change in control, either by the surviving entity without cause or by the Named Employee due to a constructive termination, the Named Employee is entitled to continued paid coverage under OneSource’s group health plans and, if permitted by the plans, OneSource’s life and disability insurance plans for twelve months after the change of control. If the termination occurs on or before the 180th day following the change of control, the Named Employee shall receive (1) an amount equal to twelve months of his or her base salary, (2) an amount equal to the average of his or her performance bonus for the prior three years, and (3) an amount equal to the matching contribution paid by OneSource to his or her account under the 401(k) plan for the preceding calendar year. If the termination occurs after the 180th day but on or before the 270th day following the change of control, the Named Employee shall receive an amount equal to nine months of his or her base salary, and if the termination occurs after the 270th day but on or before the one year anniversary of the change of control, the Named Employee shall receive an amount equal to six months of his or her base salary.

      Under these agreements, the Named Employees agree to abide by noncompetition and nonsolicitation provisions for a period of months following the termination equal to the number of months of base salary paid under the agreement.

      The aggregate amount of payments which OneSource could be obligated to pay pursuant to such agreements is not expected to exceed $1,351,000.

      The foregoing summary and description are qualified in their entirety by reference to the form of Change of Control Agreement which has been filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

      Treatment of Stock Options. The summary and description of the treatment of stock options under the Merger Agreement contained in Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Effects of the Offer and the Merger Agreement With Respect to OneSource’s Board of Directors

      Director and Officer Indemnification; Insurance. The Merger Agreement provides that for a period of six years after the Effective Time, infoUSA and OneSource (as the Surviving Corporation) will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of OneSource in respect of acts or omissions occurring at or prior to the Effective Time to the extent provided in OneSource’s certificate of incorporation and by-laws in effect on the date of the Merger Agreement. The certificate of incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification, advancement of expenses, and director exculpation as set forth in the certificate of incorporation and by-laws of OneSource as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified from and after the Effective Time until at least six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder existing at the effective time of any persons who at the effective time were entitled to indemnification, advancement of expenses or exculpation under the certificate of incorporation or by-laws of OneSource.

      The Merger Agreement provides that infoUSA shall maintain OneSource’s existing directors’ and officers’ liability insurance policy for a period of not less than six years after the Effective Time, provided, that infoUSA may substitute policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers. In addition, if the existing directors’ and officers’ liability insurance policy expires or is canceled during such period, infoUSA shall use its reasonable efforts to obtain a substantially similar policy. In any event, infoUSA and the Surviving Corporation are not required to pay in excess of an aggregate amount of $900,000, but shall purchase as much coverage as possible for such amount.

      The foregoing summary and description of the indemnification and insurance provisions of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

      For additional information on the indemnification and insurance provisions of the Merger Agreement, see Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase, which is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Recommendations of the Special Committee and the Board

      At a meeting held on April 28, 2004, the Special Committee reviewed the status of the acquisition discussions with infoUSA. At that meeting, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) delivered its oral opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to OneSource’s stockholders from a financial point of view. Morgan Stanley’s oral opinion was confirmed in an opinion letter dated April 28, 2004 (the “Morgan Stanley Opinion”), a copy of which is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The Morgan Stanley Opinion is described in more detail below. At the conclusion of the meeting, the Special Committee unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of OneSource’s Common Stock, and (iii) recommended that the Board approve the proposed Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

      On April 28, 2004, the Board (other than the OneSource director affiliated with the ValueAct Capital Entities who recused himself from the vote), after reviewing the Special Committee’s recommendation, adopted the conclusions of the Special Committee and, based on the recommendation of the Special Committee, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of OneSource’s Common Stock, and (iii) recommended that OneSource’s stockholders accept the Offer and tender their Shares pursuant thereto.

      Based on the recommendations of the Special Committee and the Board, OneSource recommends that OneSource’s stockholders accept the Offer and tender their Shares pursuant thereto. A letter to the OneSource stockholders communicating the Board’s recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(i) and (a)(2)(iii), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

(b)(i) Background of the Offer

      To maximize shareholder value, OneSource management and the Board have regularly considered a variety of business strategies including organic growth, strategic alliances, acquisitions, and also a possible sale of OneSource.

      In November 2002, ValueAct Capital Partners, L.P. and certain of its affiliates (“ValueAct Capital”) purchased 3.5 million shares of OneSource Common Stock in a private transaction from Information Partners Capital Fund and William Blair Venture Partners. In connection with ValueAct Capital’s acquisition of OneSource stock, OneSource appointed Peter H. Kamin, a founding partner of ValueAct Capital, to OneSource’s Board, granted Todd Bourell, a partner at ValueAct Capital, the right to observe the meetings of the Board, and entered into a registration rights agreement with ValueAct Capital and its affiliates.

      In April 2003, Mr. Kamin approached Martin F. Kahn, OneSource’s Chairman, and Daniel J. Schimmel, then OneSource’s President and Chief Executive Officer, to discuss the possibility of these individuals participating in a management buy-out of OneSource. These discussions continued into May and June of 2003 during which time Messrs. Kahn and Schimmel reviewed these matters with Roy Landon, Chief Financial Officer of OneSource, in order to assist them in considering various deal structures, valuation analyses and other terms. During a meeting in mid-June 2003 among Messrs. Kahn, Schimmel and Landon and representatives of ValueAct Capital, and after considering the various deal structures and other terms discussed at that meeting, it was determined by the parties not to pursue the management buy-out that had been discussed. No further discussions regarding the proposed buy-out subsequently occurred among ValueAct Capital and Messrs. Kahn and Schimmel.

      In June 2003, representatives of ValueAct Capital discussed a possible dutch auction issuer self-tender with Messrs. Kahn, Schimmel and Landon. The possibility of OneSource undertaking a dutch auction issuer self-tender was discussed and reviewed by the Board in June and July 2003. In July 2003, the Board determined not to pursue a dutch auction issuer self-tender and expanded OneSource’s stock buyback program.

      On October 1, 2003, Mr. Kamin telephoned Mr. Kahn to inform him that a letter was being sent to his attention. Mr. Kahn then received an unsolicited letter, dated October 1, 2003, from ValueAct Capital expressing its interest in acquiring all of the outstanding shares of OneSource not already owned by ValueAct Capital at a cash price of $9.50 per share. ValueAct Capital filed the letter with an amended Schedule 13D on October 3, 2003. At a meeting of the OneSource Board on October 2, 2003, a representative of Testa, Hurwitz & Thibeault, LLP, counsel to OneSource, reviewed with the directors their fiduciary duties in evaluating the unsolicited expression of interest, which included a review of their fiduciary duties in light of the fact that the expression of interest was from a significant stockholder of OneSource with a representative on the Board. At that meeting, Messrs. Schimmel and Kahn said that they had been approached several months earlier by Mr. Kamin who proposed that OneSource be taken private in a management buy-out. The Board then discussed the unsolicited expression of interest from ValueAct Capital and formed the Special Committee comprised of disinterested directors to evaluate OneSource’s strategic options. The Special Committee subsequently engaged Morgan Stanley and Portico Capital Securities LLC (“Portico Capital”) as financial advisors and Testa Hurwitz as legal advisor to assist it in this review. In order to implement the review of strategic options, the Special Committee directed management and the financial advisors to commence a formal process to identify parties that might be interested in a transaction with OneSource and to solicit proposals from these parties. On October 5, 2003, the Special Committee recommended, and the Board adopted, a shareholders rights plan designed to enhance the Board’s ability to provide for fair and equal treatment for all OneSource stockholders. On October 6, 2003, Mr. Kamin telephoned Mr. Kahn to inform him that a letter was being sent to his attention. Mr. Kahn then received a letter dated October 6, 2003, from ValueAct Capital expressing its disappointment with OneSource’s adoption of a shareholder rights plan and urging OneSource not to adopt change of control agreements for management. ValueAct Capital filed the letter with an amended Schedule 13D on October 7, 2003.

      During October and November 2003, the Special Committee worked with Morgan Stanley and Portico Capital and the management of OneSource to evaluate OneSource’s strategic options. The strategic options considered included remaining an independent public company, potential management changes, recapitalizations, restructurings and being acquired. On October 8, 2003, the Special Committee met with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz to review OneSource’s performance and strategic options and to identify potential buyers to be contacted. At this meeting, the Special Committee worked with its advisors to identify the companies in the general and business news, information services and sales support and effectiveness markets to ensure that companies that might be interested in a transaction with OneSource were contacted. After this review and discussion, the Special Committee instructed Morgan Stanley and Portico Capital to contact 42 potential financial buyers, 24 potential strategic buyers (including infoUSA) and ValueAct Capital. OneSource then negotiated and executed confidentiality agreements with ValueAct Capital, infoUSA and the 23 other parties that expressed an interest in a possible transaction involving OneSource. Morgan Stanley and Portico Capital provided information packages regarding OneSource to each of the 23 other parties, infoUSA and ValueAct Capital. Four of the 24 parties that executed confidentiality agreements with OneSource and received information packages submitted preliminary indications of interest, in addition to ValueAct Capital’s earlier indication of interest, and met with OneSource for management presentations and due diligence sessions. The remaining 20 parties declined to proceed. During this period, at the direction of the Special Committee, Morgan Stanley and Portico Capital also worked with OneSource management to prepare a management presentation that included a review of OneSource’s business, operations, strategy and prospects for potential buyers and to create a restricted access online data room for due diligence. On November 14, 2003, the Special Committee met with OneSource management to review and comment on this presentation.

      On November 7, 2003, Portico Capital received a preliminary indication of interest from Vinod Gupta, infoUSA’s Chief Executive Officer. On November 13, 2003, representatives of Morgan Stanley received preliminary indications of interest from a partner of a private equity firm (Party B) and a principal of another private equity firm (Party C). Morgan Stanley also received a preliminary indication of interest from a senior vice president of a publicly-traded online information service provider (Party D). On December 1, 2003, Messrs. Kahn, Schimmel and Landon and Yvonne Cekel, Senior Vice President, Marketing and Business Development of OneSource, made the management presentation to two partners and other representatives of Party B at the offices of Testa Hurwitz. On December 4 and 5, 2003, the same team from OneSource made the management presentation to a partner and other representatives of Party C and the chief executive officer, five executive officers and other representatives of Party D, respectively, at the offices of Testa Hurwitz. On December 8, 2003, Messrs. Schimmel and Landon and Ms. Cekel made the management presentation to three partners of ValueAct Capital at the offices of Testa Hurwitz. Representatives of Morgan Stanley attended these presentations. On December 16, 2003, Messrs. Schimmel and Landon and Ms. Cekel also made the management presentation to Mr. Gupta, Raj Das, infoUSA’s Chief Financial Officer, and other representatives of infoUSA at the offices of Testa Hurwitz. Representatives of Portico Capital attended this presentation.

      On December 12, 2003, representatives of Party D conducted due diligence at OneSource and met with Messrs. Schimmel and Landon, as well as Glen Bunnell, Director of Financial Planning and Analysis, Mary McCabe, Senior Vice President, Product Development, William Schumacher, Senior Vice President of Content Development and David DeSimone, Chief Technology Officer of OneSource. On December 15, 2003, additional representatives of Party D met with these individuals at OneSource. On December 23, 2003, representatives of ValueAct Capital conducted due diligence at OneSource and met with Messrs. Schimmel, Landon and Schumacher, Ms. McCabe and Philip Garlick, Senior Vice President of Global Sales, Service & Solutions of OneSource.

      During November and December 2003, the Special Committee received periodic telephonic updates on the status of the discussions with potential buyers. On December 7, 2003, the Special Committee met with the advisors to review the draft agreement to be provided to potential buyers.

      On December 18, 2003, at the direction of the Special Committee, Morgan Stanley and Portico Capital provided a draft agreement to ValueAct Capital, infoUSA and Parties B, C and D and requested that a final proposal for the acquisition of OneSource and a mark up of the draft agreement be submitted by January 15, 2004. On December 26, 2003, Morgan Stanley was contacted by Credit Suisse First Boston (“CSFB”) and CSFB indicated they were working with a publicly-traded provider of business information (Party E) to evaluate OneSource. On January 6, 2004, CSFB informed Morgan Stanley that Party E declined to continue with the evaluation and discussion of any potential transaction.

      On January 6, 2004, Party B also informed Morgan Stanley that it declined to continue discussions regarding a potential transaction. infoUSA informed Portico Capital that it declined to continue on January 7, 2004.

      On January 10, 2004, OneSource announced that it would issue an earnings release with its 2003 fourth quarter and fiscal year-end financial results on February 5, 2004.

      On January 12, 2004, Mr. Kamin telephoned Mr. Kahn to inform him that a letter was being sent to his attention. Mr. Kahn then received a letter dated January 12, 2004, from ValueAct Capital stating that the indication of interest in its October 1 letter had become stale and that it would be unable to refresh the level of its interest until after OneSource announced its fourth quarter and year-end 2003 financial results. ValueAct Capital filed the letter with an amended Schedule 13D on January 13, 2004. OneSource made comparative preliminary balance sheets, income statements and statements of cash flows for 2002 and 2003 available in the data room on January 14, 2004, and faxed a copy to Mr. Kamin that same day. Representatives of Morgan Stanley contacted ValueAct Capital, infoUSA and Parties B, C and D to indicate that the financial information was available in the data room and to extend the requested date for the submission of offers to January 20, 2004. On January 16, 2004, Party C conducted due diligence at OneSource and met with Messrs. Schimmel, Landon, Garlick, Schumacher and DeSimone, Ms. McCabe and Ms. Cekel. Also on January 16, 2004, Mr. Kamin and George F. Hamel, Jr., a founding partner of ValueAct Capital, in a conversation with Mr. Kahn, communicated that ValueAct Capital would be unable to refresh its level of interest or bid based on the financial information provided in the fax to Mr. Kamin.

      On January 20, 2004, no firm offers had been received from any party. On that date the Special Committee met in Cambridge, Massachusetts, with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz to discuss the status of the review of strategic options and discussions with third parties. In particular, the Special Committee discussed ValueAct Capital’s failure to refresh its interest and the absence of any firm offers from any other parties. The Special Committee discussed with Morgan Stanley and Portico Capital the strategic, operational and financial issues that the potential buyers raised during the diligence process and the stated inability of the potential buyers to resolve those questions with OneSource management to their satisfaction. Based on its review to date of OneSource’s strategic options and the results of the discussions with potential buyers, the Special Committee also discussed the possibility of announcing a search for a new chief executive officer. At this meeting, Morgan Stanley presented a preliminary valuation analysis and discussed the assumptions used in that analysis. On January 20, 2004, the Special Committee again conducted an extensive review of OneSource’s business plans, potential values, and the risks involved in seeking to achieve those values.

      Based on the results of its review of strategic options and the failure to receive any firm offers, on February 3, 2004, the Special Committee determined at a meeting in Cambridge to conclude its active review of strategic options and commence a national search for a new chief executive officer. These matters were also discussed at a meeting of the full Board on February 4, 2004. On February 5, 2004, the conclusion of the active review of strategic options and the acceptance of Mr. Schimmel’s resignation as an officer and director were included in the earnings release issued by OneSource. The earnings release included comparative balance sheets, income statements and statements of cash flows for 2002 and 2003.

      On February 6, 2004, Mr. Kamin telephoned Mr. Kahn to inform him that a letter was being sent to his attention. Mr. Kahn then received a letter dated February 6, 2004, from ValueAct Capital expressing its interest in acquiring all of the outstanding shares of OneSource not already owned by ValueAct Capital at a cash price of $8.10 per share and provided a form of merger agreement. ValueAct Capital filed the letter with an amended Schedule 13D on February 9, 2004. After receiving this letter, the Special Committee met seven times during the period February 6, 2004 to February 10, 2004 to discuss the offer and proposed agreement. During these discussions, the Special Committee determined that it was not satisfied with the terms of the proposal, and directed the advisors to seek improvements in both price and terms, in particular the nonsolicitation and termination provisions contained in the draft agreement. During this period, a representative of Morgan Stanley contacted Mr. Hamel to discuss the offer and the nonsolicitation and termination provisions of the proposed agreement.

      On February 7, 2004, Morgan Stanley, Portico Capital, Mr. Kahn and Carl Fisher, a member of the OneSource Board and the Special Committee, contacted CSFB, infoUSA and Parties B, C and D seeking competing offers for OneSource. During these discussions Morgan Stanley, Portico Capital and Messrs. Kahn and Fisher emphasized the need for a timely response. On February 9, 2004, Mr. Gupta of infoUSA expressed interest in proceeding with due diligence and potentially making an offer. On February 9, 2004, counsel to Party C contacted Testa Hurwitz to talk about potential structures for a transaction. Party C conducted a due diligence session in New York with Messrs. Kahn and Landon and

Ms. Cekel on February 13, 2004 and declined to submit an offer. Party D sent a letter on February 12, 2004 to Morgan Stanley expressing interest and requesting the opportunity to conduct additional due diligence in parallel with negotiating an acquisition agreement. A due diligence session was scheduled for February 17, 2004 at OneSource. Party D did not, however, provide a draft agreement. As a result, and based upon the status and progress of negotiations with infoUSA and ValueAct Capital, on February 16, 2004, the due diligence session with Party D was postponed.

      The Special Committee met fifteen times during the period from February 10, 2004 to February 17, 2004 to discuss the status and progress of the negotiations with ValueAct Capital and infoUSA and related matters. These discussions focused on price and terms relating to OneSource’s ability to entertain superior proposals, timing issues and closing certainty.

      On February 10, 2004, Testa Hurwitz provided a mark up of the agreement to Dechert LLP, counsel to ValueAct Capital. During the period from February 13, 2004 through February 17, 2004, a representative of Morgan Stanley continued to discuss price and other terms of the offer from ValueAct Capital with Mr. Hamel. Testa Hurwitz and Dechert also continued to negotiate the terms of the agreement during this period, in particular the closing conditions and termination provisions. On February 16, 2004, Dechert provided a revised agreement that contained a number of revisions responsive to requests made by OneSource’s legal advisors. After several discussions between a representative of Morgan Stanley and Mr. Hamel, on February 14, 2004, ValueAct Capital agreed to increase its offer to $8.16 per share and after further discussions, on February 15, 2004, ValueAct Capital agreed to increase its offer to $8.25 per share if a definitive agreement was executed by February 17, 2004, the termination fee was increased and closing conditions acceptable to ValueAct Capital were included in the agreement.

      Mr. Gupta, Mr. Das and other representatives of infoUSA conducted due diligence at OneSource on February 11, 12 and 13, and met with Messrs. Kahn, Landon, Bunnell, Garlick, Schumacher and DeSimone, Ms. McCabe and Ms. Cekel. On February 15, 2004, Mr. Kahn and Messrs. Gupta and Das and other representatives of infoUSA discussed the structure and terms of a proposed agreement with Robins Kaplan Miller & Ciresi LLP, counsel to infoUSA, and Testa Hurwitz. On February 16, 2004, Mr. Gupta contacted Mr. Kahn with an offer of $8.35 per share and to discuss issues related to the financing required by infoUSA. On February 16, 2004, Robins Kaplan provided a draft agreement and Testa Hurwitz provided a response with input from the Special Committee, Morgan Stanley and Portico Capital. Robins Kaplan and Testa Hurwitz continued to negotiate the terms of the agreement, including the termination provisions and closing conditions.

      On February 16, 2004, Testa Hurwitz distributed to the Special Committee a summary of the directors’ fiduciary duties to the OneSource stockholders, including fiduciary duties with respect to proposed cash-out business combination transactions, and a summary of the proposed agreements with ValueAct Capital and infoUSA. Later that night, Morgan Stanley delivered to the Special Committee preliminary draft materials. Thereafter, Morgan Stanley reviewed with the Special Committee its preliminary materials and discussed valuation issues. Testa Hurwitz updated the Special Committee on the status of the negotiation of the agreements. At a meeting on February 17, 2004, Testa Hurwitz reviewed with the members of the Special Committee their fiduciary duties in considering the proposed transactions. On February 17, 2004, infoUSA provided a copy of the commitment letter from its bank for the financing of its proposed transaction and representatives of Morgan Stanley and Portico Capital discussed the conditions contained in the letter with Mr. Das of infoUSA to assess the probability such conditions would be met and reviewed these discussions with the Special Committee later that night.

      On February 17, 2004, after a meeting of the Special Committee where both offers were discussed, a representative of Morgan Stanley contacted Mr. Hamel and informed him that OneSource had received an $8.35 offer from another party. Several hours later Mr. Hamel contacted a representative of Morgan Stanley to offer $8.40 per share and to inform Morgan Stanley that ValueAct Capital was not prepared to continue in the process beyond this offer. At another meeting later on February 17, 2004, the Special Committee met with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz to discuss the offers and the terms of the agreements. Based on these discussions the Special Committee determined to contact each of the two parties in an effort to ensure that each party had made its best and final offer and instructed Morgan Stanley to contact Messrs. Hamel and Gupta to request their “best and final” offer. ValueAct Capital confirmed its $8.40 per share offer. infoUSA withdrew its $8.35 offer and declined to proceed.

      The Special Committee held a telephonic meeting on February 18, 2004, with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz to discuss the agreement with affiliates of ValueAct Capital. During this meeting Morgan Stanley delivered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of February 18, 2004, and subject to the various assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of OneSource Common Stock (other than ValueAct Capital and its affiliates) pursuant to the VAC Agreement was fair, from a financial point of view, to such holders. The Special Committee then resolved that the consideration to be received in such merger was fair to the stockholders of OneSource, and declared the advisability of the VAC Agreement and the merger contemplated thereby and resolved to recommend that the Board approve the VAC Agreement and the related merger.

      The OneSource Board then held a telephonic meeting on February 18, 2004, with all members participating. Also participating were representatives of Testa Hurwitz. A representative of Testa Hurwitz noted the conflict of interest with respect to the proposed transaction arising out of Mr. Kamin’s position at ValueAct Capital and Mr. Kamin recused himself from the voting. The Board then adopted the determinations of the Special Committee and, based on the recommendation of the Special Committee, declared the advisability of the VAC Agreement and the related merger and recommended approval and adoption of the VAC agreement and the merger by the stockholders of OneSource.

      The VAC Agreement was then signed by OneSource and affiliates of ValueAct Capital and publicly announced the morning of February 18, 2004.

      On April 4, 2004, Mr. Gupta contacted Mr. Kahn and Mr. Kahn directed Mr. Gupta to Section 5.3 of the VAC Agreement. On April 5, 2004, OneSource provided notice of this communication to Mr. Hamel at ValueAct Capital as required by the VAC Agreement. On April 6, 2004, Mr. Kahn received an unsolicited letter from Mr. Gupta indicating infoUSA was prepared to offer $8.80 per share to acquire OneSource. On that same day, OneSource provided notice of this communication to Mr. Hamel at ValueAct Capital as required by the VAC Agreement.

      The Special Committee met with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz to review the letter from infoUSA on April 7, 2004. At that meeting a representative of Testa Hurwitz reviewed with the members of the Special Committee their fiduciary duties in evaluating the unsolicited proposal. After taking into consideration the advice of Testa Hurwitz and Morgan Stanley, the Special Committee determined that the proposal from infoUSA contained in the letter constituted a “superior proposal” under the VAC Agreement. At this meeting, the Special Committee resolved to send written notice to Mr. Hamel indicating that OneSource intended to engage in discussions with infoUSA regarding the proposal, as required by the VAC Agreement. The Special Committee authorized its financial and legal advisors to seek a waiver of the notice requirement in the VAC Agreement and, upon obtaining such waiver or expiration of the notice period, enter into negotiations with infoUSA.

      On April 8, 2004, the affiliates of ValueAct Capital that were party to the VAC Agreement waived the notice requirement to permit OneSource to engage in discussions with infoUSA. Mr. Kahn and a representative from Morgan Stanley contacted Mr. Gupta and a call was scheduled for the next day. During that call, Messrs. Gupta and Das and representatives of McColl Partners LLC, financial advisor to infoUSA, and Robins Kaplan discussed the proposal with Messrs. Kahn and Landon and representatives of Morgan Stanley and Testa Hurwitz, including the due diligence requested by infoUSA and the agreement of infoUSA to structure the proposed acquisition as a cash tender offer followed by a merger. On April 11, 2004 the Special Committee met to review the status of the discussions with infoUSA.

      On April 14, 2004, Mr. Gupta and Fred Vakili, Chief Administrative Officer of infoUSA, along with representatives of McColl Partners and Robins Kaplan, met with Messrs. Kahn, Landon, Schumacher and

Garlick, Ms. Cekel and Ms. McCabe, along with representatives of Morgan Stanley and Testa Hurwitz, at the offices of Testa Hurwitz to conduct due diligence and discuss the terms of the proposal.

      During the period from April 14 through April 19, 2004, Testa Hurwitz and Robins Kaplan continued to negotiate the terms of the proposal, including the payment by infoUSA of all or a portion of the break-up fee to be paid to ValueAct Capital, the minimum condition for the tender offer and related requests for a top-up option and break-up fees. Testa Hurwitz updated Dechert on the status of the diligence and the negotiations during this period.

      On April 18, 2004, the Special Committee met with representatives of Testa Hurwitz to discuss the status and progress of negotiations with infoUSA and review the communications between Mr. Hamel and a representative of Morgan Stanley and between Testa Hurwitz and Dechert. On April 19, 2004, Robins Kaplan provided a draft tender offer agreement to Testa Hurwitz and requested tender and voting agreements from the officers of OneSource.

      On April 20, 2004, Robins Kaplan contacted Testa Hurwitz to revise the proposal contained in the tender offer agreement delivered the previous day, including the minimum condition for the tender offer, the requested top-up option and break-up fee provisions. During that day and the next, Testa Hurwitz and Robins Kaplan continued to negotiate the terms of the tender offer agreement, including discussion of the price offered per share, the minimum condition for the tender offer, the requested top-up option and break-up fee provision, and the requested tender and voting agreements. On April 21, 2004, Robins Kaplan provided a revised tender offer agreement and a copy of the commitment letter from its bank for the financing of the proposed transaction.

      On April 22, 2004, the Special Committee met to discuss the revised agreement and the commitment letter from infoUSA’s bank with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz. The financial and legal advisors discussed the differences between the VAC Agreement and the tender offer agreement. In particular, the Special Committee reviewed the price, termination and break-up fee provisions of the tender offer agreement and the conditions in the bank commitment letter. The Special Committee instructed Morgan Stanley to schedule a call with Mr. Das to discuss the financial covenants in the commitment letter. Later that day, Testa Hurwitz provided a markup of the tender offer agreement to Robins Kaplan based on input from the Special Committee, Morgan Stanley and Portico Capital.

      During the day on April 23, 2004, representatives of Morgan Stanley discussed the conditions contained in the commitment letter with Mr. Das to assess the probability such conditions would be met and reviewed these discussions with the Special Committee. That evening Robins Kaplan provided a revised tender offer agreement that contained revisions responsive to requests made by OneSource’s legal advisors. Testa Hurwitz also received a signed copy of a letter agreement amending the commitment letter to remove one of the closing conditions.

      On April 26, 2004, the Special Committee met to discuss the revised tender offer agreement and commitment letter. Testa Hurwitz noted that, other than the price per share to be paid, infoUSA’s tender offer agreement was on substantially similar terms and conditions as the transactions contemplated by the VAC Agreement. Based on its review and discussion of the tender offer agreement and commitment letter, and after receiving the advice of its legal and financial advisors, the Special Committee approved sending ValueAct Capital written notice of intent to terminate the VAC Agreement. Mr. Kahn delivered this notice to Mr. Hamel that same day and requested that Mr. Hamel provide the amount of the expenses to be reimbursed by OneSource pursuant to the VAC Agreement in the event of a termination. A copy of the tender offer agreement and commitment letter was provided to Dechert. Testa Hurwitz and Dechert discussed the notice and the terms of the proposed transaction with infoUSA on April 26 and 27.

      On April 27, 2004, Mr. Hamel contacted a representative of Morgan Stanley to indicate that ValueAct Capital would support a transaction with infoUSA at $8.95 per share. The representative of Morgan Stanley discussed this communication with the Special Committee and the Special Committee instructed the representative from Morgan Stanley to contact Mr. Gupta. After discussions between a representative of Morgan Stanley and each of Mr. Hamel and Mr. Gupta, respectively, infoUSA agreed to increase its offer to $8.85 per share if ValueAct Capital and its affiliates would agree to tender the shares of OneSource Common Stock held by them. Testa Hurwitz negotiated tender and voting agreements to be executed by ValueAct Capital and its affiliates and Mr. Kahn with Dechert and Robins Kaplan during the day on April 28, 2004 and Testa Hurwitz and Robins Kaplan continued to negotiate the tender offer agreement.

      The Special Committee held a telephonic meeting during the evening of April 28, 2004, with representatives of Morgan Stanley, Portico Capital and Testa Hurwitz to discuss the proposed transaction with infoUSA. During this meeting Morgan Stanley delivered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of April 28, 2004, and subject to the various assumptions and limitations set forth therein, the consideration to be received by the holders of OneSource Common Stock pursuant to the tender offer agreement was fair, from a financial point of view, to such holders (other than infoUSA and its affiliates). The Special Committee then determined that the consideration to be received in the offer from infoUSA was fair to the stockholders of OneSource and that the proposed transaction was in the best interest of OneSource’s stockholders, and approved and declared the advisable the tender offer agreement and the transactions contemplated thereby. The Special Committee resolved to recommend that the Board withdraw its recommendation for, and terminate, the VAC Agreement and approve the tender offer agreement with infoUSA and the transactions contemplated thereby.

      The Board then held a telephonic meeting on April 28, 2004, with all members participating. Also participating were representatives of Testa Hurwitz. A representative of Testa Hurwitz noted the conflict of interest with respect to the proposed termination of the VAC Agreement arising out of Mr. Kamin’s position at ValueAct Capital and Mr. Kamin recused himself from the voting, The Board then adopted the determinations of the Special Committee and, based on the recommendation of the Special Committee, declared the advisability of the tender offer agreement and withdrew its recommendation for, and determined to terminate, the VAC Agreement. The Board then approved the tender offer agreement and the transactions contemplated thereby, determined that the offer from infoUSA and the proposed merger were fair and in the best interests of OneSource’s stockholders and recommended that OneSource’s stockholders accept the offer from infoUSA and tender their shares of Common Stock of OneSource.

      On the morning of April 29, 2004, infoUSA paid to OneSource $3 million and OneSource then paid to VAC Holdings the $3 million termination fee and reimbursed VAC Holdings for approximately $957,000 of costs and expenses and terminated the VAC Agreement. The ValueAct Capital Entities and Mr. Kahn delivered the Stockholder Agreements to infoUSA. The Merger Agreement was then executed, and OneSource and infoUSA issued a press release regarding the Merger Agreement, the Merger and the Offer. The text of such press release is filed as Exhibit a(2)(iii) to this Schedule 14D-9 and is incorporated herein by reference.

      Reference is made to Section 11 (“Background of The Offer; Contacts with OneSource”) of the Offer to Purchase for a description of the matters considered by infoUSA in connection with the transaction.

(b)(ii)	Reasons for the Recommendations of the Special Committee and the Board

      The primary reason of the Special Committee and the Board for approving the Merger Agreement and the transactions contemplated thereby, including the recommendation that the OneSource stockholders accept the Offer and tender their Shares pursuant to the Offer, is to enable OneSource stockholders to receive a premium over the price per share that was to be paid to OneSource stockholders pursuant to the VAC Agreement. The Special Committee believes that, given the extensive market canvas undertaken by the Special Committee and its advisors and the lack of any firm offers at the same or higher valuations, the $8.85 per share consideration is likely to be the highest price reasonably attainable for OneSource stockholders in a merger or other acquisition transaction.

      In arriving at its determination to approve and recommend the Merger, the Special Committee consulted with legal and financial advisors and considered a number of factors, including the results of the recent evaluation of strategic options and the opportunity the Merger would provide to secure a premium for stockholders over the price per share that was to be paid pursuant to the VAC Agreement. In determining their recommendations for the Merger and in evaluating the fairness and advisability of the Merger Agreement and the Merger, the Special Committee considered the value to be received by OneSource’s stockholders under the Merger Agreement and OneSource’s current position as a whole, including OneSource’s current and projected financial condition, operations, technology, management and competitive position, OneSource’s business operations and business plan, and OneSource’s potential for future growth and the current economic environment generally. Specifically, the Special Committee considered the following material positive factors which it viewed as supporting its recommendation as to the fairness and advisability of the Merger Agreement, the Offer and the Merger:

•	The likelihood of completing a transaction.

•	The fact that the ValueAct Capital Entities and Martin F. Kahn, which collectively own approximately 34% of OneSource’s outstanding Common Stock, have agreed to tender their Shares in the Offer, thereby significantly increasing the likelihood of satisfying the minimum condition to the Offer.

•	The effect of a public announcement of the transaction on OneSource’s ability to attract and retain key management, including a chief executive officer, and the progress and status of certain projects and customer accounts.

•	The belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable.

•	A comparison of the respective terms (other than price) of the Merger Agreement and the VAC Agreement, including the termination provisions and fees payable upon termination.

•	The business and financial prospects of OneSource as an independent company.

•	The fact that OneSource and its advisors had contact with more than 60 other parties to discuss a possible transaction during a period of more than six months and that, although these parties were each afforded ample time to conduct due diligence and submit an offer, none of these parties made a firm offer superior to that of infoUSA and the Purchaser as set forth in the Merger Agreement.

•	The fact that the stockholders are receiving all cash, which provides certainty of value versus the receipt of stock or other consideration which may be subject to restrictions on disposition or other limitations which place uncertainty on the value of such alternative consideration.

•	Given the recent and historical market prices and recent trading activity of OneSource’s Common Stock, including the fact that the proposed cash consideration of $8.85 per share to be received by OneSource’s stockholders in the Merger represents a premium of 5.4% to the $8.40 per share price set forth in the VAC Agreement and a premium of 7.3% to $8.25 per share, the closing price of OneSource’s Common Stock on April 28, 2004, the last trading day prior to the signing of the Merger Agreement and the public announcement of the execution of the Merger Agreement, the Special Committee believes the Merger consideration is fair in relation to OneSource’s historical and recent market prices.

•	The analysis of Morgan Stanley and in particular the opinion of Morgan Stanley that, as of April 28, 2004, and based upon the factors and subject to the assumptions, qualifications and limitations set forth in its opinion, the $8.85 per share in cash to be received by the holders of OneSource Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than infoUSA and its affiliates). The full text of the written Morgan Stanley Opinion, dated April 28, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. OneSource’s stockholders are urged to read the Morgan Stanley Opinion carefully and in its entirety.

•	The fact that the Special Committee had previously negotiated a transaction with affiliates of ValueAct Capital at a price of $8.40 per share which provided the Special Committee with an alternative baseline with which to compare the terms and value offered to OneSource stockholders in the infoUSA Merger proposal.

•	The conclusion of the Special Committee, based on negotiations with infoUSA and ValueAct Capital and their affiliates and the other information available to it, that $8.85 per share represents the highest price that infoUSA is willing to pay and, in light of the lack of competing proposals at higher valuations, is likely to be the highest price reasonably attainable for OneSource’s stockholders.

•	The fact that the stockholders who do not support the Merger have the ability to obtain “fair value” for their shares if they properly perfect and exercise their appraisal rights in accordance with the applicable provisions of Delaware law.

•	The fact that there were no financing contingencies contained in the Offer by infoUSA, or with respect to infoUSA’s or Purchaser’s obligations contained in the Merger Agreement.

•	The uncertainties the Special Committee perceived in OneSource’s ability to achieve and to execute OneSource’s long-term business plans and objectives of growth and scalability within the business information sector, including, without limitation, the uncertainties caused by the stated desire of the ValueAct Capital Entities, which collectively own a significant equity position in OneSource, for OneSource to become a private company. The Special Committee believes these objectives would be subject to significant risks and uncertainties given OneSource stock price and the economic, competitive and market conditions affecting OneSource, OneSource’s customers and OneSource’s industry as a whole. Accordingly, the premium available to OneSource’s stockholders in connection with the Offer and the Merger presented more certainty of value to OneSource’s stockholders in the view of the Special Committee than OneSource continuing as an independent public company in the face of such risks and uncertainties.

•	The historically volatile nature of OneSource’s Common Stock. The Special Committee determined that, while it was possible that at some time in the future OneSource’s Common Stock could trade in excess of the price offered in the Offer and the Merger, that prospect was uncertain. The Special Committee also considered that, even if the trading price for OneSource’s Common Stock were to rise above the level provided in the Merger for a period of time, it was unlikely that all stockholders would be able to sell shares at such price, whereas the Offer and the Merger would provide liquidity for all of OneSource’s stockholders. Accordingly, the Special Committee determined that the certainty of capturing enhanced value through the Offer and the Merger could be of significant benefit to OneSource’s stockholders as compared to the mere possibility that at some undetermined future date the Common Stock might trade at a comparable or higher level.

•	The fact that the Merger Agreement was the result of extensive negotiations between infoUSA and its legal counsel, on the one hand, and OneSource through the Special Committee, its financial advisors and legal counsel on the other hand.

•	The fact that the Special Committee believes the terms and conditions of the Merger Agreement to be, as a whole, fair and reasonable for a transaction of this size and nature, including, in particular, the ability to provide non-public information concerning us to any third party who makes an unsolicited proposal meeting certain criteria, and to engage in discussions or negotiations with any such party, if the Board or the Special Committee determines that failing to take such action could be inconsistent with its fiduciary duties to stockholders under applicable law. Further, the Special Committee considered that the Merger Agreement permits OneSource to terminate the Merger Agreement if OneSource receives a superior proposal meeting certain criteria. The Special Committee also considered, based in part on advice and input from its advisors, that the break-up fee of $3,000,000 plus up to $1,000,000 of expenses to Purchaser and infoUSA was within the range of reasonable termination fees under the circumstances and that the events that can trigger payment of the break-up fee are reasonable. The Special Committee believed that the break-up fee would not, by itself or when considered together with the other deal protection devices present in the proposed transaction, preclude potential third-party bidders and that the protections that the break-up fee included in the Merger Agreement encouraged infoUSA and Purchaser to submit their best possible offer.

•	The fact that the Merger Agreement provides for a prompt cash tender offer for all the Shares to be followed by the Merger for the same consideration, thereby enabling OneSource’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

•	The fact that an all-cash transaction could potentially be completed in a minimal amount of time, thus reducing the distraction to OneSource’s employees.

      The Special Committee also considered potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including:

•	OneSource’s stockholders will not participate in OneSource’s anticipated continued growth. If OneSource continues to grow and increase its profitability following the Merger, OneSource’s stockholders will not benefit from any increases in OneSource’s value because they will be cashed out in connection with the Merger.

•	OneSource would be required to pay Purchaser a termination fee if the Merger Agreement is terminated under some circumstances, including if OneSource terminates the Merger Agreement to accept a superior proposal or if less than 51% of the outstanding shares of OneSource’s Common Stock are tendered in the Offer during the period of the Offer (including any extensions) and OneSource then enters into a competing transaction within 12 months, and that OneSource’s obligation to pay the termination fee might discourage competing acquisition proposals.

•	OneSource’s inability to solicit other acquisition proposals under the terms of the Merger Agreement, and the possibility such solicitations might yield a more favorable acquisition proposal for OneSource and its stockholders. Given this limitation on OneSource’s ability to solicit other acquisition proposals, there can be no certainty the Merger will provide the greatest possible value to OneSource’s stockholders in connection with a merger or acquisition transaction.

•	There is the possibility that the Merger may not be completed even if a sufficient number of Shares are tendered by OneSource’s stockholders as a result of a breach of the Merger Agreement or the failure of a party to satisfy all applicable conditions to complete the Merger, including the condition regarding expiration or termination of the applicable waiting period (including extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). This failure to complete the Merger would likely adversely impact OneSource’s stock price.

•	The possible disruption to OneSource’s operations following announcement of the Merger, and the resulting effect of those disruptions on One Source if the Merger does not close.

•	The fact that certain officers and directors of OneSource have interests in the Offer and the Merger that may conflict with the interests of OneSource and its stockholders.

•	The risk that OneSource will not be able to pursue other potential business transactions as a result of the restrictions on the conduct of OneSource’s business that are in effect through the closing of the transaction or the termination of the Merger Agreement.

•	Gains from an all-cash transaction would be taxable to OneSource’s stockholders for U.S. federal income tax purposes.

•	The significant transaction costs that will be incurred by OneSource in connection with the proposed transactions.

      During its consideration of the transaction with infoUSA and termination of the VAC Agreement, the Special Committee was also aware of possible conflicts of interest of the ValueAct Capital Entities and their affiliates, OneSource directors and management, and that such persons may have interests that are in addition to, or different from, the interests of the other holders of OneSource Common Stock. Please see Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) above for a description of these possible conflicts of interest. The Special Committee did not regard these facts as weighing in favor of or against the Offer and the Merger.

      After considering the foregoing factors, the other information available to the Special Committee, and after numerous meetings and discussions, the Special Committee concluded that the potential benefits of the Offer and the Merger outweighed the potential negative factors associated with the Offer and the Merger.

      On April 28, 2004, the Special Committee, after conducting a lengthy process with the assistance of its legal counsel and financial advisors, and considering the factors described above, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of OneSource’s Common Stock, and (iii) recommended that the Board approve the proposed Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

      On April 28, 2004, the Board (other than the OneSource director affiliated with the ValueAct Capital Entities who recused himself from the vote), after reviewing the Special Committee’s recommendation, adopted the conclusions of the Special Committee and, based on the recommendation of the Special Committee, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that each of the Offer and the Merger are fair to and in the best interests of the holders of OneSource’s Common Stock, and (iii) recommended that OneSource’s stockholders accept the Offer and tender their Shares pursuant thereto.

      The foregoing discussion addresses the material information and factors considered by the Special Committee in its evaluation of the Merger and the Offer, including factors that support the Merger as well as those that may weigh against it. In view of the variety of factors considered in reaching its determination, the Special Committee did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific factors considered in reaching its conclusions. In addition, each individual member of the Special Committee may have given different weight to different factors. The Special Committee viewed its conclusions as being based upon the experience and judgments of its members, in light of the totality of the information presented and considered, of the overall effect of the Merger and the Offer on OneSource’s stockholders compared to any alternative transaction or remaining an independent company. The Special Committee did not attempt to distinguish between factors that support a determination that the Merger and the Offer are “fair” and factors that support a determination that the Merger and the Offer are in the “best interests” of OneSource’s stockholders.

     (c) Intent to Tender

      After reasonable inquiry and to OneSource’s knowledge, each executive officer and director of OneSource currently intends to tender all Common Stock held of record or beneficially owned by such person to Purchaser in the Offer, except for persons who by tendering would incur liability under Section 16(b) of the Exchange Act. In connection with the execution of the Merger Agreement, the ValueAct Capital Entities entered into a Tender and Voting Agreement with infoUSA and Purchaser, and Martin F. Kahn entered into a Support Agreement with infoUSA and Purchaser, pursuant to which such stockholders contractually committed to tender shares of Common Stock totaling 3,974,453 shares in the aggregate. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) above for a further description of such Stockholder Agreements.

     (d) Opinion of Morgan Stanley & Co. Incorporated

      At the April 28, 2004 meeting of the Special Committee, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) reviewed with the Special Committee its financial analysis of the consideration payable in the transaction. Following the meeting, Morgan Stanley delivered its written opinion (the “Morgan Stanley Opinion”) to the Special Committee that, as of the date of such opinion, based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the stockholders of OneSource (other than infoUSA and its affiliates).

      The full text of the written Morgan Stanley Opinion, dated April 28, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as Annex B to this Schedule 14D-9. The Morgan Stanley Opinion is directed to the OneSource Special Committee and addresses only the fairness of the consideration from a financial point of view to holders of OneSource Common Stock (other than infoUSA and its affiliates) as of the date of such opinion and does not address any other aspect of the Merger. The Morgan Stanley Opinion is not a recommendation to any OneSource stockholder to tender their Shares as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter and should not be relied upon by OneSource stockholders as such. The summary of the Morgan Stanley Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Morgan Stanley Opinion attached as Annex B hereto, which should be read carefully and in its entirety.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used

      Morgan Stanley and Portico Capital were engaged to provide financial advisory services in connection with the Merger Agreement, the Offer and the Merger. Morgan Stanley was also engaged to provide a financial opinion letter in connection with the Merger Agreement, the Offer and the Merger. Morgan Stanley and Portico Capital were selected by the Special Committee to act as the Special Committee’s financial advisors based on their respective qualifications, expertise, reputation and knowledge of the business and affairs of OneSource.

      Pursuant to an engagement letter dated as of October 3, 2003, Morgan Stanley provided financial advisory services and a financial opinion in connection with the Merger, and on behalf of OneSource, the Special Committee agreed that OneSource will pay Morgan Stanley fees that are customary for this type of investment banking services if the Merger is completed. Pursuant to an engagement letter dated as of October 3, 2003, Portico Capital provided financial advisory services in connection with the Merger, and on behalf of OneSource, the Special Committee agreed that OneSource will pay Portico Capital fees that are customary for this type of investment banking services if the Merger is completed. On behalf of OneSource, the Special Committee also agreed that OneSource will reimburse Morgan Stanley and Portico Capital for expenses incurred by each of them in performing such services. In addition, on behalf of OneSource, the Special Committee has also agreed that OneSource will indemnify Morgan Stanley and Portico Capital and their respective affiliates, directors, officers, agents and employees and each person, if any, controlling each of them or any of their respective affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of their respective engagement and any related transactions.

      The Purchaser and infoUSA have retained D.F. King & Co., Inc. (the “Information Agent”) to be the Information Agent and Wells Fargo Bank, N.A. (the “Depositary”) to be the Depositary in connection with the Offer. The summary and description of the arrangements with the Information Agent and the Depositary set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase are incorporated herein by reference.

      Except as set forth above, neither OneSource nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of OneSource on its behalf with respect to the Offer and the Merger.

Item 6.     Interest in Securities of the Subject Company

      Except as described in this Schedule 14D-9, during the past 60 days, no transactions in Shares have been effected by OneSource or, to OneSource’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that OneSource has issued shares of Common Stock upon the exercise of outstanding stock option held by employees and consultants under its stock plans.

Item 7.     Purposes of the Transaction and Plans or Proposals

      Except as described in this Schedule 14D-9, OneSource is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of OneSource’s securities by OneSource, any subsidiary of OneSource, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving OneSource or any subsidiary of OneSource; (3) a purchase, sale or transfer of a material amount of assets of OneSource or any subsidiary of OneSource; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of OneSource.

      Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board or Special Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.     Additional Information

     (a) Information Statement; Purchaser’s Designation of Persons to be Elected to the Board

      The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of OneSource’s stockholders, and the information therein is incorporated herein by reference.

     (b) Delaware General Corporation Law

      (i) Delaware Anti-Takeover Statutes. As a Delaware corporation, OneSource is subject to Section 203 (“Section 203”) of Delaware Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (OneSource did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s voting stock.

      The Board (after recusal of our director affiliated with ValueAct Capital) has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger are fair to and in the best interests of

OneSource’s stockholders and recommended that OneSource’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board (after recusal of our director affiliated with ValueAct Capital) also approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of Delaware Law so as to render the restrictions on business combinations contained in such Section 203 of Delaware Law inapplicable with respect thereto.

      (ii) Short-Form Merger. Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by OneSource’s stockholders. However, if Purchaser is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by OneSource’s stockholders will be required under Delaware Law to effect the Merger. As a result, OneSource would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the Delaware Law, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 51% of the outstanding fully diluted Shares be tendered. Upon completion of the Offer, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger is virtually assured.

      (iii) Appraisal Rights. No appraisal rights are available in connection with the Offer. However, appraisal rights will be available in connection with the Merger. Please read Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase, which is incorporated herein by reference.

      (iv) Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

      Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Pre-merger Notification and Report Form under the HSR Act by infoUSA, which infoUSA intends to submit on or as soon as practicable after the date hereof. The waiting period under the HSR Act would expire at 11:59 p.m., New York City time, 15 days after the filing date, unless early termination of the waiting period were granted or infoUSA received a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request were made, the waiting period applicable to the Offer will expire on the tenth calendar day after the date of substantial compliance by infoUSA with such request. Thereafter, the waiting period may be extended by court order or by consent of infoUSA. Although OneSource is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither OneSource’s failure to make such filings nor a request to OneSource from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

      The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early if requested by infoUSA and OneSource. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to Section 4, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Purchaser’s acquisition of Shares is delayed due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 1 (“Terms of the Offer; Expiration Date”).

      No separate HSR Act requirements with respect to the Merger Agreement or the Merger will apply if the 15-day waiting period relating to the Offer (as described above) has expired or been terminated.

However, if the Offer is withdrawn or if the filing relating to the Offer is withdrawn prior to the expiration or termination of the 15-day waiting period relating to the Offer, the Merger may not be consummated until 30 calendar days after receipt by the Antitrust Division and the FTC of the Pre-merger Notification and Report Forms of both infoUSA and OneSource, unless the 30-day period is earlier terminated by the Antitrust Division and the FTC. Within such 30-day period, the Antitrust Division or the FTC may request additional information or documentary materials from infoUSA or OneSource, in which event, the acquisition of Shares pursuant to the Merger may not be consummated until 20 days after both infoUSA and OneSource, as applicable, substantially comply with such requests. Thereafter, the waiting periods may be extended only by court order or by consent.

      The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of infoUSA, OneSource, or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under Federal or state antitrust laws under certain circumstances. Although OneSource believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or the outcome of any such challenge.

(c) Amendment to Rights Agreement

      On April 29, 2004, OneSource and American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”) entered into Amendment No. 2 (the “Amendment”) to the Rights Agreement, as amended by Amendment No. 1, to the Rights Agreement dated as of February 17, 2004. Pursuant to the terms of the Amendment, infoUSA and its affiliates were excepted out of the definition of “Acquiring Person” in the Rights Agreement.

Item 9.	Material to Be Filed as Exhibits

Exhibit (a)(1)(i)	Offer to Purchase, dated May 6, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of infoUSA and Purchaser filed May 6, 2004).
Exhibit (a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of infoUSA and Purchaser filed on May 6, 2004).
Exhibit (a)(2)(i)	Letter to Stockholders of OneSource, dated May 6, 2004.*
Exhibit (a)(2)(ii)	Opinion of Morgan Stanley & Co. Incorporated, dated April 28, 2004 (included as Annex B to this Schedule 14D-9).*
Exhibit (a)(2)(iii)	Joint Press Release issued by OneSource and infoUSA on April 29, 2004 (incorporated by reference to the Schedule 14D-9-C of OneSource filed on April 29, 2004).
Exhibit (e)(1)	Confidentiality Agreement, dated as of October 22, 2003, between OneSource and infoUSA.
Exhibit (e)(2)	Agreement and Plan of Merger, dated as of April 29, 2004, among OneSource, infoUSA and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(3)	Tender and Voting Agreement, dated as of April 29, 2004, among infoUSA, Purchaser, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(4)	Stockholder Support Agreement, dated as of April 29, 2004, among infoUSA, Purchaser and Martin F. Kahn (incorporated by reference to Exhibit 2.3 to the Form 8-K filed April 29, 2004 by OneSource).

Exhibit (e)(5)	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.16 to the Form 10-K filed March 30, 2004 by OneSource).
Exhibit (e)(6)	Amendment No. 2 to Rights Agreement, dated as of April 29, 2004, between OneSource and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(7)	Information Statement of OneSource, dated May 6, 2004 (included as Annex A to this Schedule 14D-9).*
ANNEX A	Information Statement
ANNEX B	Opinion of Morgan Stanley & Co. Incorporated

*	Included with the Schedule 14D-9 mailed to stockholders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONESOURCE INFORMATION SERVICES, INC.

By:	/s/ MARTIN F. KAHN

Martin F. Kahn
Chief Executive Officer and
Executive Chairman

Dated: May 6, 2004

ANNEX A

ONESOURCE INFORMATION SERVICES, INC.

300 Baker Avenue
Concord, Massachusetts 01742

Information Statement Pursuant to Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

      This Information Statement is being mailed to you on or about May 6, 2004 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of OneSource Information Services, Inc., a Delaware corporation (“OneSource”). You are receiving this Information Statement in connection with the possible appointment of persons designated by infoUSA Inc., a Delaware corporation (“infoUSA”), to a majority of seats on OneSource’s Board of Directors (the “Board”) other than at a meeting of stockholders.

      On April 29, 2004, OneSource, infoUSA and OSIS Acquisition Corp., a Delaware corporation and wholly owned subsidiary of infoUSA (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of OneSource, including the associated rights to purchase shares of preferred stock (the “Common Stock”), at a price per share of $8.85, net to the seller in cash without interest (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated May 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

      The Merger Agreement provides that, following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained therein, Purchaser will be merged with and into OneSource (the “Merger”), with OneSource surviving as a wholly owned subsidiary of infoUSA. At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than shares owned by OneSource or any of its wholly owned subsidiaries as treasury stock or otherwise, or owned by infoUSA or Purchaser or any of their respective affiliates immediately prior to the Effective Time, all of which will be canceled, and shares which are owned by stockholders of OneSource who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such shares in accordance with Delaware law) will be converted into the right to receive the Offer Price.

      The Merger Agreement requires OneSource to cause the infoUSA Designees (as defined below) to be elected to the Board under certain circumstances described below. Upon completion of the Merger at the Effective Time, the directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers, respectively, of the surviving corporation.

      Purchaser commenced the Offer on May 6, 2004. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 3, 2004, unless the Offer is extended in accordance with the terms of the Offer to Purchase and the Merger Agreement. Upon the expiration of the Offer, assuming all of the conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

      The Offer, the Merger and the Merger Agreement are more fully described in a Tender Offer Statement on Schedule TO which was filed by infoUSA and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 6, 2004, to which the Offer to Purchase is attached as Exhibit (a)(1)(A) (the “Schedule TO”), and the Schedule 14D-9 to which this Information Statement is attached as Annex A, which was filed by OneSource with the SEC on May 6, 2004 and which is being mailed to OneSource’s stockholders along with this Information Statement (the “Schedule 14D-9”). This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. This Information

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Statement supplements information in the Schedule 14D-9. Capitalized terms used herein but not otherwise defined will have the meanings set forth in the Schedule 14D-9.

      All information contained in this Information Statement with respect to OneSource has been provided by OneSource. All information in this Information Statement or incorporated by reference herein concerning infoUSA, Purchaser, or any infoUSA Designee (as defined below), or actions or events with respect to any of them, was provided to OneSource and its advisors by infoUSA and Purchaser. Although OneSource does not have any knowledge that would indicate that any statements contained herein based upon information provided by infoUSA or Purchaser are untrue, OneSource takes no responsibility for the accuracy, validity or completeness of such information or for any failure by infoUSA or Purchaser to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to OneSource.

      There will be no vote by stockholders of OneSource in connection with this Information Statement. Voting proxies regarding shares of Common Stock are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information contained in this Information Statement at this time.

VOTING SECURITIES OF ONESOURCE

      The Common Stock is the only class of voting securities of OneSource outstanding. Each share of Common Stock entitles the holder thereof to one (1) vote. As of May 3, 2004, there were 11,657,918 shares of Common Stock outstanding.

DESIGNEES TO THE BOARD OF DIRECTORS OF ONESOURCE

      Pursuant to the Merger Agreement, promptly following the acceptance for payment, and full payment by Purchaser, of such number of shares of Common Stock which represents at least 51% of the outstanding shares of Common Stock on a fully diluted basis (as defined in the Merger Agreement) on the date of purchase, and from time to time thereafter, infoUSA may, but will not be required to, designate to the Board up to such number of directors (the “infoUSA Designees”), rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board and (ii) the percentage that such number of shares of Common Stock so purchased bears to the aggregate number of shares of Common Stock outstanding. OneSource also will use its best efforts to cause the infoUSA Designees to constitute the same percentage as is on the Board to be on (a) each committee of the Board (some of whom may be required to be independent as required by applicable law or the rules of the National Association of Securities Dealers Inc. relating to the listing of OneSource on the Nasdaq National Market), (b) the board of directors of each subsidiary of OneSource and (c) each committee of each such subsidiary’s board of directors, in each case only to the extent permitted by applicable law.

      Upon infoUSA’s request, OneSource will either increase the size of the Board or use its best efforts to secure the resignations of such numbers of directors as is necessary to provide infoUSA with such level of representation, and shall cause the infoUSA Designees to be so elected. In addition, pursuant to the Merger Agreement, OneSource will use reasonable efforts to ensure that, at all times prior to the Effective Time, at least three (3) of the members of the Board are “continuing directors.” For purposes of the Merger Agreement, “continuing directors” are directors of OneSource not affiliated with infoUSA who were not designated by infoUSA and who were non-management OneSource directors as of the date of the Merger Agreement (except that Martin F. Kahn is not deemed ineligible to serve as a continuing director as a result of his position as executive chairman and interim chief executive officer of OneSource), or were successors to such continuing directors that were elected as successors by, or on the recommendation of, the continuing directors then on the Board. If at any time prior to the Effective Time there are less than three (3) continuing directors serving on the Board, then the Board will cause an individual or individuals selected by the remaining continuing directors to be appointed to the Board (and each such individual shall be deemed to be a continuing director for all purposes under the Merger

2

Agreement). If at any time prior to the Effective Time there are no remaining continuing directors on the Board, then the Board will appoint three (3) individuals who are not officers, employees or affiliates of OneSource, infoUSA or Purchaser to the Board (and such individuals will be deemed to be continuing directors for all purposes of the Merger Agreement).

      From and after the election or appointment of the infoUSA Designees until the Effective Time, the approval of a majority of the continuing directors then in office is required to authorize (i) any amendment or termination of the Merger Agreement or abandonment by OneSource or the Board of the Merger), (ii) any amendment to the OneSource certificate of incorporation or by-laws, other than as contemplated by the Merger Agreement, (iii) any extension by OneSource or the Board of the time for performance of any of the obligations of infoUSA or Purchaser, including any extension of the closing date for the Merger or any extension of the Effective Time to any time subsequent to the time of filing the certificate of merger contemplated by the Merger Agreement, (iv) any waiver of any of OneSource’s rights under the Merger Agreement, (v) any determination by the Board with respect to any acquisition proposals received by OneSource in accordance with the terms of the Merger Agreement or (vi) any determination by the Board to withdraw, modify or change its approval, adoption and recommendation of the Merger Agreement or the Merger. Authorization by a majority of the continuing directors with respect to any of the foregoing will constitute the authorization of the full Board, even if such majority of the continuing directors does not constitute a majority of all OneSource directors then in office, and no other action on the part of OneSource, including action by any other OneSource director, will be required. If at any time there are no continuing directors then in office, none of the actions described in clauses (i)-(vi) of this paragraph shall be taken.

      infoUSA and Purchaser have informed OneSource that the infoUSA Designees will be chosen from the directors and/or executive officers of infoUSA and/or Purchaser listed in Schedule I attached hereto and incorporated herein by reference. infoUSA and Purchaser have informed OneSource that Schedule I includes the name, age, address, principal occupation or employment and five-year employment history with respect to each such person. infoUSA and Purchaser have advised OneSource that each of the persons listed in Schedule I has consented to serve as a director of OneSource if appointed or elected. infoUSA and Purchaser have advised OneSource that none of these persons currently is a director of, or holds any positions with, OneSource or any of its subsidiaries, or has a familial relationship with any director or executive officer of OneSource. infoUSA and Purchaser have advised OneSource that, to the best of their knowledge, none of the persons listed on Schedule I beneficially owns any equity securities or rights to acquire any such securities of OneSource, nor has any person listed on Schedule I (nor any member of the immediate family of any such person) been involved in any transaction with, or has a business relationship with, OneSource or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions or relationships that have been described in the Schedule TO or the Offer to Purchase. infoUSA and Purchaser have advised OneSource that, to the best of their knowledge, none of the persons listed on Schedule I is an adverse party to OneSource in any material legal proceedings or has a material interest that is adverse to OneSource in any such proceedings. infoUSA and Purchaser have also advised OneSource that, to the best of their knowledge, none of the persons listed on Schedule I was, during the past five (5) years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, or is involved in any other legal proceeding which is required to be disclosed pursuant to the rules and regulations of the SEC. See the information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Purchaser and infoUSA”) which is incorporated herein by reference.

      It is expected that the infoUSA Designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than June 3, 2004, and that, upon assuming office, the infoUSA Designees will thereafter constitute at least a majority of the Board.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND MANAGEMENT

      The following table contains information, as of May 3, 2004 (except as noted below), with respect to the beneficial ownership of Common Stock by (i) each person who is known by OneSource to own beneficially more than 5% of the outstanding shares of Common Stock (each, a “Principal Stockholder”); (ii) each director of OneSource; (iii) each executive officer of OneSource named in the Summary Compensation Table set forth below under the heading “Executive Compensation”; (iv) the significant employee named in the Summary Compensation Table set forth below under the heading “Executive Compensation”; and (v) all directors, executive officers, and the significant employee of OneSource as a group.

	Amount and
Name and Address	Nature of	Percent
of Beneficial Owner(1)	Ownership(2)	of Class(3)

Principal Stockholders:
ValueAct Capital Partners, L.P. and related Funds	3,707,697	31.8%
One Maritime Plaza, Suite 1400, San Francisco, CA 94111(4)
Dalton, Greiner, Hartman, Maher & Co., LLC	957,744	8.2
565 Fifth Avenue, Suite 2101, New York, NY 10017-2413(5)

Executive Officers:
Daniel J. Schimmel	864,250	7.2
6 Thompson Road Wayland, MA 01778(6)
William G. Schumacher(7)	142,847	1.2
Philip J. Garlick(8)	115,000	1.0
Roy D. Landon(9)	193,890	1.6
David J. DeSimone(10)	144,808	1.2

Directors:
Martin F. Kahn(11)	409,256	3.5
Carl P. Fisher(12)	31,000	*
Henry Ancona(13)	30,000	*
Robert J. Massie(14)	25,000	*
Peter H. Kamin(4)	3,707,697	31.8

Named Significant Employee:
Mary F. McCabe(15)	185,428	1.6
All directors, executive officers, and named significant employee as a group(16) (12 persons)	6,867,920	53.2

*	Less than one percent of the outstanding Common Stock.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o OneSource Information Services, Inc., 300 Baker Avenue, Concord, MA 01742.

(2)	The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares. Under the rules of the SEC, shares of Common Stock that a person has the right to acquire within 60 days upon the exercise of stock options are deemed outstanding for computing the ownership of the person holding such options, but are not deemed outstanding for

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computing the ownership of any other person. The determination of beneficial ownership hereunder gives effect to the full acceleration of the vesting of options held by the listed beneficial owners, as contemplated by the Merger Agreement.

(3)	Applicable percentage ownership as of May 3, 2004 is based upon 11,657,918 shares of Common Stock outstanding as of May 3, 2004.

(4)	Includes 2,971,589 shares held by ValueAct Capital Partners, L.P., 289,840 shares owned by ValueAct Capital Partners II, L.P. (“ValueAct II”) and 446,268 shares owned by ValueAct Capital International, Ltd. (“ValueAct International”). According to an amended Schedule 13D filed on February 18, 2004, the general partner of ValueAct Capital Partners, L.P. (“ValueAct”) and the managing members of the general partner exercise shared voting and investment power with respect to the shares owned by ValueAct. The general partner of ValueAct is VA Partners, LLC (“VA”). VA is also the general partner of ValueAct II and the investment manager of ValueAct International and exercises shared voting and investment power with each of ValueAct II and ValueAct International with respect to the shares owned by each of these entities. Peter H. Kamin, a current director of OneSource, Jeffrey W. Ubben and George F. Hamel, Jr. are the managing members, principal owners and controlling persons of VA and the directors and principal executive officers of ValueAct International.

(5)	According to a Schedule 13G filed on February 4, 2004, Dalton, Greiner, Hartman, Maher & Co., LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Dalton, Greiner, Hartman, Maher & Co., LLC, in its capacity as investment adviser, has been granted discretionary dispositive power over its clients’ securities, and in some instances has sole voting power over such securities and as such, may be deemed the beneficial owner of such securities.

(6)	According to a Form 4 filed on December 2, 2003; includes 285,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to OneSource’s 1999 Stock Option and Incentive Plan (the “1999 Plan”) and 579,250 shares held in the name of the Daniel J. Schimmel 1999 Family Trust. Effective February 5, 2004, Mr. Schimmel resigned as chief executive officer of OneSource.

(7)	Includes 125,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1999 Plan.

(8)	Includes 100,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1999 Plan.

(9)	Includes 122,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1999 Plan.

(10)	Includes 143,808 shares of Common Stock issuable upon exercise of stock options granted pursuant to OneSource’s 1993 Stock Purchase and Option Plan (the “1993 Plan”) and the 1999 Plan.

(11)	Includes 142,500 shares of Common Stock issuable upon exercise of stock options granted pursuant to OneSource’s 2001 Non-Employee Director Stock Option Plan (the “2001 NED Plan”).

(12)	Includes 30,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1999 Plan and the 2001 NED Plan. Mr. Fisher shares beneficial ownership of the 1,000 shares of Common Stock with his wife.

(13)	Includes 30,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1999 Plan and the 2001 NED Plan.

(14)	Includes 25,000 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 2001 NED Plan.

(15)	Includes 181,369 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1993 Plan and the 1999 Plan.

(16)	Includes 1,245,677 shares of Common Stock issuable upon exercise of stock options granted pursuant to the 1993 Plan, the 1999 Plan, and the 2001 NED Plan.

5

Changes in Control

      On April 29, 2004, OneSource entered into the Merger Agreement. In connection therewith, Martin F. Kahn, OneSource’s Executive Chairman and interim chief executive officer, and certain stockholders affiliated with ValueAct Capital Partners, L.P. entered into agreements with infoUSA and Purchaser pursuant to which such stockholders agreed to tender all shares of Common Stock held by such stockholders (including additional shares obtained after April 29, 2004) in the Offer, and to vote or cause to be voted all shares of Common Stock such stockholders are entitled to vote, at the time of any vote of OneSource stockholders, in favor of the Merger. The Merger is expected to be consummated in June 2004. The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase under Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”), which is incorporated herein by reference.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF ONESOURCE

      The table below presents information about the current directors, executive officers and a named significant employee of OneSource. None of the directors has any familial relationship to any executive officer or to any other director of OneSource. Ages are as of May 6, 2004.

Name	Age	Position

Martin F. Kahn(4)	54	Executive Chairman and Interim Chief Executive Officer
William G. Schumacher	40	Senior Vice President, Content Development
Philip J. Garlick	42	Senior Vice President, Global Sales, Service & Solutions
Roy D. Landon	48	Senior Vice President, Chief Financial Officer, Secretary, and Treasurer
Yvonne Cekel	45	Senior Vice President, Marketing and Business Development
David J. DeSimone	39	Chief Information Technology Officer
Mary F. McCabe(5)	42	Senior Vice President, Product Development
Carl P. Fisher(2)(3)(4)	62	Director
Henry Ancona(1)(2)(3)(4)	59	Director
Robert J. Massie(1)(2)(3)(4)	55	Director
Peter H. Kamin(3)	42	Director

(1)	Member of compensation committee

(2)	Member of audit committee

(3)	Member of governance committee

(4)	Member of the special committee

(5)	Named significant employee

      Martin F. Kahn joined OneSource as Chairman of the board of directors in September 1993. Mr. Kahn was appointed Executive Chairman and chief executive officer of OneSource on an interim basis as of February 5, 2004. Mr. Kahn has served as managing director of Cadence Information Associates LLC since 1996. The business address of Cadence Information Associates, LLC is 152 West 57th Street, 23rd Floor, New York, NY 10019. Mr. Kahn was Chairman of the board of directors of Ovid Technologies, Inc., located at 333 Seventh Avenue 20th Floor, New York, NY 10001, a producer of online, CD-ROM, and network medical and scientific information services, from 1990 to 1998; Chairman of the board of directors of VistaInfo, Inc., located at #300/5060 Shoreham Place, San Diego, CA 92122, a supplier of geographically-based risk information, from 1992 to 1996; and Chairman of the board of

6

directors of Parlo, Inc., an online provider of language instruction, from 1999 to 2002. Mr. Kahn holds an M.B.A. from the Harvard Business School and a B.A. from Yale University.

      William G. Schumacher originally joined OneSource in 1993, served as Director of Product Management from 1996 to January 2000, and became Vice President, Product Management in January 2000. From February to December 2000, Mr. Schumacher was Vice President, Product Management of MeetU.com. In February 2001 Mr. Schumacher returned to OneSource as Senior Vice President, Content Development. Mr. Schumacher holds a B.A. in Chemical Engineering and a B.S. in Finance from the University of Pennsylvania in Philadelphia, PA.

      Philip J. Garlick joined OneSource as Director of Marketing and Product Development in 1993, served as Vice President and General Manager Europe from 1995 to October 1997, became Vice President, Global Enterprise Sales and Marketing in October 1997, and became Senior Vice President, Global Sales, Service, and Marketing in January 2000. Prior to joining OneSource, Mr. Garlick was a marketing executive at Lotus UK. Mr. Garlick holds an M.A. in Economics from Manchester University.

      Roy D. Landon joined OneSource as Director, Finance and Administration in 1993, became Vice President, Finance and Administration in 1997, became Vice President, Chief Financial Officer in 1999, and became Senior Vice President, Chief Financial Officer in January 2000. Prior to joining OneSource, Mr. Landon was director of plans and controls for the Consulting and Information Services Group at Lotus Development Corporation. Mr. Landon holds a B.S. from Babson College.

      Yvonne Cekel joined OneSource in June 2002 as Vice President, Marketing and became Senior Vice President, Marketing and Business Development in July 2003. From August 2001 to June 2001, Ms. Cekel was employed as a strategy and business development consultant for ArsDigita, Inc. From May 2001 to June 2002, Ms. Cekel was employed as a strategy and business development consultant for Scribe Software Inc., located at Three Bedford Farms, Kilton Road, Bedford, NH 03110. From June 1993 to April 2001, Ms. Cekel served as Executive Vice President, Worldwide Sales and Marketing of Transparent Language Inc., located at 9 Executive Park Drive, Merrimack, NH 03054, and also served as a member of its board of directors. Ms. Cekel holds an M.B.A. from the Harvard Business School and a B.S./B.A. from Babson College.

      David J. DeSimone originally joined OneSource as Lotus Notes Administrator in 1995. From April 1996 until October 1997, Mr. DeSimone served as Manager of Internal Automation of IRI Software, located at 200 Fifth Avenue, Waltham, MA 02154. In October 1997, Mr. DeSimone returned to OneSource as Director of On-line Systems Administration, and became Chief Information Technology Officer in December 2000. Mr. DeSimone holds a B.S. in Marketing and an A.S. in Accountancy from Bentley College.

      Mary F. McCabe joined OneSource as Senior Platform Product Manager in 1994, became Director, Platform Project Management in 1996, became Senior Vice President, Product Development in January 2000, became Senior Vice President, Packaged Solutions in November 2001, became General Manager, Products and Solutions in November 2002, and became Senior Vice President, Product Development in November 2003. Ms. McCabe holds a B.S. from Boston College School of Management with concentrations in Computer Science and Marketing.

      Carl P. Fisher became a director in November 2000. Since 1982, Mr. Fisher has served as an independent electronic publishing consultant primarily for large media, publishing, and communications companies. From 1972 to 1982, Mr. Fisher was part of the start-up management team and an officer of Mead Data Central (the providers of the Lexis and Nexis Services) during its first ten years from conception. Mr. Fisher has served as chief executive officer for a number of early stage information ventures and is currently a member of the board of directors of several private companies. Mr. Fisher holds a B.A. from the University of Connecticut and an L.L.B. from the Georgetown University Law Center.

      Henry Ancona became a director in April 2001. Mr. Ancona is currently President, Chief Operating Officer, and Director of Pegasystems, Inc., located at 101 Main Street, Cambridge, MA 02142, a company

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specializing in rules-based business process management software. From March 1998 to February 2002, Mr. Ancona served as President and Chief Executive Officer of Evidian Inc., located at 300 Concord Road, Billerica, MA 01821, a software company specializing in security and telecommunications management software. Prior to that time, Mr. Ancona was Executive Vice President of Polaroid Corporation, located at 1265 Main Street, Waltham, MA 02451, where he led the Commercial Imaging and Electronic Imaging businesses. Mr. Ancona has held a variety of general management positions at Digital Equipment Corporation, including Vice President of its application software businesses. Mr. Ancona is currently a member of the board of directors of Sentillion, Inc., located at 300 Brickstone Square, Andover, MA 01810. Mr. Ancona holds B.S. and M.S. degrees in electrical engineering and computer science from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

      Robert J. Massie became a director in October 2002. He is currently Director of Chemical Abstracts Service (CAS), located at 2540 Olentangy River Road, Columbus, OH 43202, which provides online information and is a division of the American Chemical Society. Before assuming his role at CAS in 1992, Mr. Massie served as President and Chief Executive Officer of Gale Research, a subsidiary of the Thomson Corporation, located at 27500 Drake Road, Farmington Hills, MI 48331. He also held senior executive positions with the Torstar Corporation, located at One Yonge Street, Toronto, Canada M5E 1P9, the largest newspaper and book publishing company in Canada. Prior to that, he was a management consultant with McKinsey & Co. in the New York office, located at 55 East 52nd Street, 21st Floor, New York, NY 10022. Mr. Massie also practiced law with Covington & Burling in the Washington, D.C. office, located at 1201 Pennsylvania Avenue, NW, Washington, D.C. 20004. He holds a joint J.D./ M.B.A degree from Columbia University, where he was a Harlan Fiske Stone scholar. Mr. Massie is also an honors graduate of Yale College.

      Peter H. Kamin became a director in November 2002. Mr. Kamin co-founded ValueAct Capital Partners, L.P. in June 2000, and is presently a partner at ValueAct Capital Partners, L.P., located at One Maritime Plaza, Ste. 1400, San Francisco, CA 94111. Mr. Kamin founded Peak Investment, L.P., a limited partnership organized to make investments in public companies, in 1992, and was a partner at Peak Investment, L.P. until June 2000. During his investment career, Mr. Kamin has had extensive experience as a member of the board of directors of several public and private companies. Mr. Kamin currently serves as a member of the board of directors of Insurance Auto Auctions, Inc., located at 850 E. Algonquin Road, Suite 100, Schaumburg, IL 60173, and LeCroy Corporation, located at 700 Chestnut Ridge Road, Chestnut Ridge, NY 10977. He holds a B.A. from Tufts University and an M.B.A. from the Harvard Business School. Mr. Kamin was appointed to the board of directors pursuant to the Registration Rights Agreement described below.

      Each director and officer listed above, other than Mr. Garlick, is a citizen of the United States. Mr. Garlick is a citizen of the United Kingdom. Executive officers of OneSource are elected on an annual basis by the board of directors to serve at the pleasure of the board of directors and until their successors have been duly elected and qualified.

2003 Meetings and Committees of the Board of Directors

      The Board held six (6) meetings and acted by written consent in lieu of a meeting three (3) times during the fiscal year ended December 31, 2003. The Board has a standing Audit Committee, Compensation Committee, and Governance Committee (formerly, the Nomination Committee). During the fiscal year ended December 31, 2003, each director attended at least 75% of the total number of meetings of the Board and of each committee of the Board on which such director served (during the periods that such director served).

Compensation Committee

      The Compensation Committee, which determines the compensation of OneSource’s senior management and administers the OneSource stock plans, met four (4) times during the fiscal year ended

8

December 31, 2003. Messrs. Massie and Ancona are the current members of the Compensation Committee. Between February 28, 2003 and February 5, 2004, Messrs. Kahn, Massie, and Ancona comprised the Compensation Committee. On February 5, 2004, upon his appointment as interim chief executive officer of OneSource, Mr. Kahn resigned from the Compensation Committee to ensure the Compensation Committee is solely comprised of independent directors. Prior to February 28, 2003, Messrs. Kahn and Fisher comprised the Compensation Committee.

Governance Committee

      The Governance Committee identifies potential candidates for director positions and the nomination of candidates to the Board. The Governance Committee also makes recommendations to the Board concerning the structure and membership of other committees of the Board in addition to overseeing corporate governance issues for OneSource. Messrs. Ancona, Fisher, Kamin and Massie are the current members of the Governance Committee. Messrs. Ancona, Fisher, Kamin and Massie are “independent” within the meaning of the National Association of Securities Dealers’ listing standards. Between February 28, 2003 and February 4, 2004, Messrs. Kahn, Fisher and Kamin comprised the Governance Committee. Mr. Kahn resigned from the Governance Committee in connection with his appointment as interim chief executive officer of OneSource to ensure the Governance Committee is comprised solely of independent directors. Prior to February 28, 2003, Messrs. Kahn, Fisher, and Ancona comprised the Governance Committee. The Governance Committee met one (1) time during the fiscal year ended December 31, 2003. At a meeting held on February 4, 2004, the Board discussed the role of the Governance Committee, but did not adopt a written charter for the Governance Committee. The Governance Committee tabled discussions regarding the adoption of policies and procedures with regard to the consideration of director candidates recommended by stockholders and the submission of such recommendations by stockholders, the identification and evaluation of director nominees (including nominees recommended by stockholders), the identification of minimum qualifications and desired qualities and skills of director nominees, stockholder communications to the Board and attendance by Board members at annual meetings, after OneSource’s receipt of the letter dated February 6, 2004 from ValueAct Capital expressing its interest in acquiring all of the outstanding shares of OneSource not already owned by ValueAct Capital at a cash price of $8.10 per share, and the subsequent execution of a definitive agreement with ValueAct Capital on February 18, 2004.

Audit Committee

      The Audit Committee consists of Messrs. Massie, Fisher, and Ancona. The Audit Committee met ten (10) times during the fiscal year ended December 31, 2003. Messrs. Fisher, Ancona, and Massie are the current members of the Audit Committee. Prior to February 28, 2003, Messrs. Kahn, Fisher, and Ancona comprised the Audit Committee. Messrs. Massie, Fisher and Ancona are “independent” within the meaning of the National Association of Securities Dealers’ listing standards. The Audit Committee oversees the accounting, financial functions, and regulatory affairs of OneSource, including reviewing the adequacy of systems and procedures for preparing the financial statements and the suitability of internal financial controls. The Audit Committee also reviews the proposed scope and results of the audit and approves the audit fees to be paid. The Board has adopted a written charter for the Audit Committee setting out the audit related functions the committee is to perform, which is attached as Appendix 1 to this Information Statement.

      The Audit Committee does not have a member designated as an “audit committee financial expert” (as defined by the SEC) serving on the Audit Committee. The Audit Committee determined that, while no current member would be designated as an audit committee financial expert, it believed that the members of the Audit Committee had sufficient experience and ability to provide the necessary review and oversight. The Audit Committee discussed undertaking a search for a new member to be designated the audit committee financial expert, but tabled these discussions during the review of strategic options undertaken by the special committee of the Board.

9

Audit Committee Report

      The Audit Committee regularly discusses with management and the independent auditors the financial information developed by OneSource, OneSource’s systems of internal controls and its audit process. The Audit Committee recommends to the Board each fiscal year the appointment of the independent auditors and reviews periodically the auditors’ performance and independence from management. In March 2004, the Audit Committee met with the independent auditors to review and discuss the matters required to be discussed by Statement on Accounting Standards (“SAS”) No. 61 (Codification of Statements on Auditing Standards), including various matters pertaining to the audit, including OneSource’s financial statements, the report of the independent auditors on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures, and policies employed by OneSource.

      The Audit Committee reviewed OneSource’s audited financial statements for the fiscal year ended December 31, 2003 and in March 2004 met with both management and PricewaterhouseCoopers LLP, OneSource’s independent auditors, to discuss those financial statements. Management has represented to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles.

      The Audit Committee has received from and discussed with PricewaterhouseCoopers LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with PricewaterhouseCoopers LLP its independence. The Audit Committee also discussed with PricewaterhouseCoopers LLP any matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards, AU Sec. 380).

      Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that OneSource’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the SEC.

Respectfully Submitted by the
Audit Committee:

Robert J. Massie
Carl P. Fisher
Henry Ancona

Legal Proceedings

      OneSource and its directors were named as defendants in two purported class action lawsuits filed in the Delaware Court of Chancery in February 2004, entitled Hoffacker v. OneSource Information Services, Inc., et al., Filing ID No. 3140593, and Pennsylvania Avenue Funds v. Kamin, et al., Filing ID No. 3141683, respectively. The complaints allege, among other things, that the defendants breached their fiduciary duties in entering into the proposed transaction with affiliates of ValueAct Capital. The complaints seek unspecified damages and injunctive relief. OneSource and its directors believe the claims to be without merit and intend to defend against them vigorously.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Other than the compensation arrangements for directors and officers described under the heading “Executive Compensation” and the transactions described below, since January 1, 2003, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which OneSource was or will be a party in which the amount involved exceeds $60,000 and in which any beneficial owner of more than 5% of the Common Stock, director or executive officer, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest.

ValueAct Capital Transactions

      In the first quarter of fiscal year 2003, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd. purchased on the open market an aggregate of 230,400 shares of Common Stock with a per share purchase price range of $6.11 to $6.45.

      On February 18, 2004, OneSource entered into an Agreement and Plan of Merger, dated as of February 18, 2004, by and among OneSource, VAC-OS Holdings LLC and OS Merger Sub, Inc. (the “VAC Agreement”). Each of VAC-OS Holdings LLC and OS Merger Sub, Inc. are affiliates of ValueAct Capital Partners L.P. and its affiliates. On April 29, 2004, OneSource terminated the VAC Agreement. In connection with the termination of the VAC Agreement, VAC received, pursuant to the terms of the VAC Agreement, a termination fee of $3,000,000 and reimbursement of $956,255.31 of expenses.

Stock Repurchases

      In fiscal year 2003, OneSource had stock buyback programs in effect. Under the stock buyback programs, which were administered by Adams, Harkness & Hill, Inc., Adams Harkness regularly repurchased Common Stock on the open market for OneSource pursuant to certain parameters that had been predetermined by OneSource. Such parameters included the trading volume and price of the Common Stock. Based on fair market value on the date of purchase, a total of $6,647,075 of Common Stock was repurchased for OneSource in fiscal year 2003 under the stock buyback programs. In fiscal year 2003, Messrs. Kahn, Schimmel, Landon, and Garlick each sold shares of Common Stock on the open market in aggregate amounts of $320,463, $770,211, $160,232, and $47,260, respectively, based on the fair market value on the date of such sales, that were repurchased by Adams Harkness for OneSource on the open market through the stock buyback programs. The aggregate amount of Common Stock repurchased from Messrs. Kahn, Schimmel, Landon, and Garlick under the stock buyback programs equaled 48% of the total amount of Common Stock sold by Messrs. Kahn, Schimmel, Landon, and Garlick in fiscal year 2003, based on the fair market value on date of such sales.

      The following table sets forth information regarding acquisitions of Common Stock by OneSource, showing the number of shares of Common Stock repurchased by OneSource, the total amount paid by OneSource, the range of prices paid for those shares and the weighted average price paid per quarter for fiscal year 2003.

				Weighted
				Average
		Total		Per Share
	Number of	Amount	Per Share	Purchase
Quarter	Shares Repurchased	Paid	Price Range	Price

Q1’03	204,300	$1,303,820	$5.75-7.25	$6.38
Q2’03	307,400	$2,005,972	$6.01-8.05	$6.53
Q3’03	431,200	$3,337,283	$7.52-8.25	$7.74
Q4’03	N/A	N/A	N/A	N/A

Other Related Transactions

      In January 2004, OneSource entered into change of control agreements with each of Daniel J. Schimmel, Roy D. Landon, William G. Schumacher, Philip J. Garlick, David J. DeSimone, Mary F. McCabe and Yvonne Cekel. Under these agreements, if the employee is terminated during the three

11

(3) months prior to or 12 months following a change in control, either by the surviving entity without cause or by the employee due to a constructive termination, the employee is entitled to continued paid coverage under OneSource’s group health plans and, if permitted by the plans, OneSource’s life and disability insurance plans for 12 months after the change of control. If the termination occurs on or before the 180th day following the change of control, the employee will receive (i) an amount equal to 12 months of his or her base salary, (ii) an amount equal to the average of his or her performance bonus for the prior three (3) years, and (iii) an amount equal to the matching contribution paid by OneSource to his or her account under the 401(k) plan for the preceding calendar year. If the termination occurs after the 180th day but on or before the 270th day following the change of control, the employee will receive an amount equal to nine months of his or her base salary, and if the termination occurs after the 270th day but on or before the one (1) year anniversary of the change of control, the employee will receive an amount equal to six (6) months of his or her base salary. Under these agreements, the employees have agreed to abide by noncompetition and nonsolicitation provisions for a period of months following the termination equal to the number of months of base salary paid under the agreement.

      The foregoing summary and description are qualified in their entirety by reference to the form of Change of Control Agreement which has been filed as Exhibit (e)(5) to the Schedule 14D-9 and is incorporated herein by reference.

      OneSource entered into a severance agreement with Daniel J. Schimmel in connection with his resignation as an officer and director effective February 5, 2004. Pursuant to the agreement, Mr. Schimmel received a severance payment of approximately $500,000 and all of his options were vested. The change of control agreement with Mr. Schimmel was terminated in February 2004 in connection with his resignation and the execution of a severance agreement.

      OneSource has adopted a code of ethics that applies to its principal executive officers and all members of its financial department, including the principal financial and accounting officer. A copy of the code of ethics can be obtained without charge by written request to OneSource’s corporate secretary, OneSource Information Services, 300 Baker Avenue, Concord, Massachusetts 01742.

      On November 2, 2002, OneSource entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ValueAct Capital and certain of its affiliates. For so long as ValueAct owns at least 30% of the outstanding shares of Common Stock, OneSource will, subject to the fiduciary duties of the Board under applicable law and subject to the requirements established by the National Association of Securities Dealers, the SEC, the Nasdaq National Market System, any governmental or regulatory body exercising authority over OneSource, or any other applicable statute, rule or regulation, use its best efforts to include Mr. Kamin in the slate of nominees recommended for election to the Board at each annual meeting of OneSource.

COMPLIANCE UNDER SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

      Section 16(a) of the Securities Exchange Act of 1934 requires OneSource’s officers and directors, and holders of more than 10% of OneSource’s Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Such persons are required by regulations of the SEC to furnish OneSource with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the period ended December 31, 2003 and written representations from certain Reporting Persons, OneSource believes that all of OneSource’s officers and directors and holders of more than 10% of the Common Stock complied with Section 16(a) filing requirements for the period ended December 31, 2003, with the exception of the following: the grant of 25,000 stock options to Yvonne Cekel on July 15, 2003 which was reported on a Form 4 on November 19, 2003; the grant of 10,000 stock options to Carl P. Fisher on July 15, 2003 which was reported on a Form 4 on November 19, 2003; the grant of 10,000 stock options to Henry Ancona on July 15, 2003 which was reported on a Form 4 on November 20, 2003; the grant of 10,000 stock options to Robert J. Massie on July 15, 2003 which was reported on a Form 4 on November 20, 2003; and the grant of 10,000 stock options to Mary F. McCabe on July 15, 2003 which was reported on a Form 5 on February 13, 2004.

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EXECUTIVE COMPENSATION

      The following summary compensation table sets forth the annual and long-term compensation of OneSource’s former chief executive officer, each of OneSource’s four other most highly compensated executive officers, and one significant employee (collectively, the “Named Employees”) for the fiscal years ended December 31, 2003, 2002, and 2001.

Summary Compensation Table

	Annual Compensation(1)

					Securities
				Other Annual	Underlying	All Other
				Compensation	Options	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	($)(2)	(# of Shares)	($)

Daniel J. Schimmel(3)	2003	$270,000	$43,200	$3,626	—	—
Former President, Chief	2002	270,000	37,800	3,408	125,000	—
Executive Officer	2001	257,885	42,293	3,150	160,000	—
and Director

William G. Schumacher	2003	167,154	21,417	5,555	—	—
Senior Vice President,	2002	160,000	18,000	5,377	50,000	—
Content Development	2001	144,615	19,252	4,062	75,000	—

Philip J. Garlick	2003	190,000	25,080	106,071	—	—
Senior Vice President,	2002	190,000	24,296	106,071	40,000	—
Sales, Service & Solutions	2001	184,616	27,872	106,109	60,000	—

Roy D. Landon	2003	185,000	23,703	3,648	—
Senior Vice President,	2002	185,000	21,968	3,313	45,000	—
Chief Financial Officer	2001	175,577	23,922	3,150	77,000	—

David J. DeSimone	2003	175,000	21,328	1,709	—	—
Chief Information	2002	175,000	19,687	1,708	40,000	—
Technology Officer	2001	175,000	23,297	2,625	42,294	—

Mary F. McCabe	2003	183,926	26,899	3,072	10,000	—
Senior Vice President,	2002	180,000	25,425	2,842	40,000	—
Product Development	2001	171,923	25,531	2,625	—	—

(1)	OneSource did not make any long-term incentive plan payouts, restricted stock awards or grant any stock appreciation rights during the fiscal years 2001, 2002, and 2003.

(2)	Excluding Mr. Garlick, amounts reflect 401(k) cash match by OneSource. Mr. Garlick receives additional compensation in connection with his relocation from the United Kingdom to Massachusetts, including car and housing allowances and payment of taxes.

(3)	Mr. Schimmel resigned from all positions with, and is no longer an employee of, OneSource effective February 5, 2004.

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      The following table provides information with respect to OneSource stock option grants to the Named Employees in 2003. OneSource did not grant any stock appreciation rights in 2003.

Option/ Stock Appreciation Right Grants In Last Fiscal Year

		Percentage of			Potential Realizable
		Total			Value At Assumed
	Number of	Options			Annual Rates of Stock
	Securities	Granted to			Price Appreciation For
	Underlying	Employees in	Exercise		Option Term(2)
	Options	Fiscal	Price	Expiration
Name	Granted(1)	Year(%)	($/Share)	Date	5%	10%

Daniel J. Schimmel	—	—	—	—	$—	$—
William G. Schumacher	—	—	—	—	—	—
Philip J. Garlick	—	—	—	—	—	—
Roy D. Landon	—	—	—	—	—	—
David J. DeSimone	—	—	—	—	—	—
Mary F. McCabe	10,000	2.3	7.90	7/15/13	49,683	125,905

(1)	Stock options were granted under the 1999 Plan at an exercise price equal to the fair market value of the Common Stock on the date of grant. The options have a term of ten years from the date of grant, and are exercisable in sixteen equal quarterly installments beginning three months following the date of grant, which is the vesting commencement date.

(2)	Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) of the Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect OneSource’s estimate of future stock price increases. Actual gains, if any, on stock option exercises and holdings of the Common Stock are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

      The following table sets forth certain information with respect to options exercised in fiscal year 2003 by the Named Employees, the value realized upon such exercises, and the value of options held by such Named Employees at the fiscal year end.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year End Option Values

	Shares
	Acquired
	on	Value
	Exercise	Realized
Name	(#)	($)(1)

			Number of
			Securities
			Underlying
			Unexercised
			Options at Fiscal
			Year End
			Exercisable/
			Unexercisable

					)(2)Exercisable/
					Value o fUnexercisable
					Unexercsed,i
					In-The-oneyM
					Optionat Fiscals
					Year En ($d
Daniel J. Schimmel	272,254	$1,433,368	126,875	158,125	$229,381	$306,569
William G. Schumacher	—	—	56,250	68,750	80,813	111,688
Philip J. Garlick	11,087	48,679	45,000	55,000	79,650	104,350
Roy D. Landon	35,700	217,984	55,375	66,625	96,351	124,139
David J. DeSimone	—	—	92,661	51,147	169,155	87,891
Mary F. McCabe	—	—	119,494	61,875	81,976	48,975

(1)	Amounts are calculated by subtracting the aggregate exercise price of the options from the market value of the underlying Common Stock on the date of exercise, and do not reflect amounts actually received by the Named Employees.

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(2)	Amounts are calculated by subtracting the exercise price of the options from the fair market value of the underlying Common Stock as quoted on The Nasdaq Stock Market of $9.42 per share on December 31, 2003, multiplied by the number of shares underlying the options, and do not reflect amounts that actually may be received by the Named Employees upon exercise of options.

Compensation of Directors

      Directors who are not employees of OneSource and who are not affiliated with Principal Stockholders (“Outside Directors”), with the exception of Mr. Kahn, receive an annual retainer fee of $12,500 and a $1,000 fee for attending regular or special meetings of the Board and for meetings of any committees of the Board on which they serve, if committee meetings are separately held. During the fiscal year ended December 31, 2003, Mr. Kahn received $75,000 for services he provided as chairman of the Board. Outside directors have been eligible to participate in the 1999 Plan, and all non-employee directors are also eligible to participate in the 2001 NED Plan. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings.

      In 2004, Mr. Kahn has received $75,000 in connection with his services as the chairman of the special committee of the Board, Mr. Fisher has received $65,000 for serving on the special committee and each of Messrs. Ancona and Massie has received $50,000 for serving on the special committee.

      In addition to the foregoing director fees, in connection with Mr. Kahn’s appointment as interim chief executive officer of OneSource, he is entitled to salary compensation at the rate of $195,000 per year and received a $75,000 performance bonus upon the execution of the VAC Agreement.

Termination of Employment

      OneSource entered into a severance agreement with Daniel J. Schimmel in connection with his resignation as an officer and director effective February 5, 2004. Pursuant to the agreement, Mr. Schimmel received a severance payment of approximately $500,000 and all of his options were vested.

Change-in-Control Agreements

      In January 2004, each of the Named Employees entered into a change of control agreement with OneSource. See “Certain Relationships and Related Transactions — Other Related Transactions.”

      The change of control agreement with Mr. Schimmel was terminated in February 2004 in connection with his resignation and the execution of a severance agreement.

Compensation Committee Interlocks and Insider Participation

      No person who served as a member of the compensation committee was, during the fiscal year ended December 31, 2003, an executive officer or employee of OneSource, was formerly an executive officer of OneSource, or had any relationship requiring disclosure herein other than the stock repurchases by Mr. Kahn described in “Certain Relationships and Related Transactions — Stock Repurchases” and the compensation for Messrs. Kahn, Massie and Ancona described above in “— Compensation of Directors.” No executive officer of OneSource served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of OneSource or on the compensation committee of OneSource. No executive officer of OneSource served as a director of another entity, one of whose executive officers served on the compensation committee of OneSource.

Compensation Committee Report on Executive Compensation

      The Compensation Committee during fiscal year 2003 was comprised of Messrs. Kahn, Massie, and Ancona. During fiscal year 2003, Messrs. Kahn, Massie, and Ancona were all non-employee directors. Pursuant to authority delegated by the Board, the Compensation Committee is responsible for reviewing and administering OneSource’s stock plans and for reviewing and approving compensation matters

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concerning the executive officers, employees, and consultants of OneSource. Pursuant to the authority delegated by the Board, the Compensation Committee each year sets the compensation of the chief executive officer and reviews and approves the compensation of all other senior officers, including approval of annual salaries and bonuses as well as the grant of stock options to officers and employees.

Compensation Philosophy

      The goal of OneSource is to attract and retain qualified executives in a competitive industry. To achieve this goal, the Compensation Committee applies the philosophy that compensation of executive officers, including the compensation of the chief executive officer, should be linked to revenue growth, operating results, and earnings per share performance.

      Under the supervision of the Compensation Committee, OneSource has developed and implemented compensation policies. The Compensation Committee’s executive compensation policies are designed to (i) enhance profitability of OneSource and stockholder value, (ii) integrate compensation with OneSource’s annual and long-term performance goals, (iii) reward corporate performance, (iv) recognize individual initiative, achievement, and hard work, and (v) assist OneSource in attracting and retaining qualified executive officers. Currently, compensation under the executive compensation program is comprised of cash compensation in the form of annual base salary and bonus, and long-term incentive compensation in the form of stock options.

Base Salary

      The Compensation Committee reviews salaries annually. The Compensation Committee’s policy is to fix base salaries at levels comparable to the amounts paid to senior executives with comparable qualifications, experience, and responsibilities at other companies of similar size and engaged in a similar business to that of OneSource. In addition, the base salaries take into account OneSource’s relative performance as compared to comparable companies.

      The salary compensation for the executive officers is based upon their qualifications, experience, and responsibilities, as well as on the attainment of planned objectives. The chief executive officer makes recommendations to the Compensation Committee regarding the planned objectives and executive compensation levels. The overall plans and operating performance levels upon which management compensation is based are approved by the Compensation Committee on an annual basis. During 2003, the then-current chief executive officer made recommendations for a salary increase for one of the executive officers to bring that individual’s compensation in line with market comparables and no salary increases for the other executive officers, and the Compensation Committee approved this recommendation given the year’s difficult market conditions.

Bonus Compensation

      In addition to salary compensation, in 2003 the Compensation Committee recommended the continuation of OneSource’s bonus program adopted by the Board in 1998, whereby senior executives recommended by the then-current chief executive officer and approved by the Compensation Committee for inclusion in the program received bonus compensation based on a percentage of base salary. Bonuses paid under this program in 2003 were a percentage of base salary for fiscal year 2003 and were based on attainment of target annualized contract levels, earnings per share, and business unit goals for fiscal year 2003.

Stock Options

      The Compensation Committee relies on incentive compensation in the form of stock options to retain and motivate executive officers. Incentive compensation in the form of stock options is designed (i) to provide long-term incentives to executive officers and other employees, (ii) to encourage the executive officers and other employees to remain with OneSource, and (iii) to enable them to develop and maintain a stock ownership position in the Common Stock.

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      Each of OneSource’s 1993 Stock Purchase and Option Plan and 1999 Stock Option and Incentive Plan permits the Compensation Committee to administer the granting of stock options to eligible employees, including executive officers. Options generally become exercisable based upon a vesting schedule tied to years of future service to OneSource. The value realizable from exercisable options is dependent upon the extent to which OneSource’s performance is reflected in the market price of the Common Stock at any particular point in time. Equity compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees. The Compensation Committee approves the granting of options in order to motivate these employees to maximize stockholder value. Generally, options are granted to officers and employees at fair market value on the date of grant and vest over a four-year period.

      Option grants to employees are based on such factors as initiative, achievement, and performance. In administering grants to executive officers, the Compensation Committee evaluates each officer’s total equity compensation package. The Compensation Committee generally reviews the option holdings of each of the executive officers, including their vesting and exercise prices and the then current value of any unvested options. The Compensation Committee considers equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of OneSource’s stockholders.

Mr. Schimmel’s Compensation for Fiscal Year 2003

      The compensation package for Mr. Schimmel, the former chief executive officer and president of OneSource, for fiscal year 2003 was comprised of base pay, bonus, and stock options, and was in part based on OneSource’s revenue growth, profitability, and growth in earnings per share. In 2003, Mr. Schimmel’s cash compensation was $270,000, which was equal to his 2002 cash compensation. The Compensation Committee determined that Mr. Schimmel’s compensation for 2003 was comparable to the salary of chief executive officers in other Web-based business and financial information companies, considering the size and rate of profitability of those companies.

      Mr. Schimmel resigned as chief executive officer and president and as a director of OneSource effective February 5, 2004. Martin F. Kahn, the current chairman of the Board, was appointed as interim chief executive officer of OneSource as of such date and currently is receiving salary compensation at the rate of $195,000 per year.

      The Compensation Committee is satisfied that the executive officers of OneSource are dedicated to achieving significant improvements in the long-term financial performance of OneSource and that the compensation policies and programs implemented and administered have contributed and will continue to contribute toward achieving this goal.

Deductibility of Executive Compensation.

      In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), OneSource cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes “qualified performance-based compensation” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. OneSource has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is OneSource’s present intention that, for so long as it is consistent with its overall compensation objective, substantially all tax deductions attributable to executive compensation will not be subject to the deduction limitations of Section 162(m) of the Code.

Respectfully Submitted by the
Compensation Committee:

Robert J. Massie
Henry Ancona

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STOCK PRICE PERFORMANCE

      The following graph compares the percentage change in the cumulative total stockholder return on the Common Stock during the period from OneSource’s initial public offering on May 19, 1999 through December 31, 2003, with the cumulative total return of the NASDAQ Composite Index and Standard & Poors Small Cap 600 Index. The comparison assumes $100.00 was invested in the Common Stock on May 19, 1999 at the $12.00 initial public offering price and in each of the foregoing indices and assumes dividends, if any, were reinvested.

Comparison of Cumulative Total Return Among OneSource Information Services, Inc.,

NASDAQ Composite Index and Standard & Poors Small Cap 600 Index(1)(2)(3)

	5/19/99	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03

OneSource Information Services, Inc.	$100.00	$112.00	$65.00	$78.00	$64.00	$79.00
NASDAQ Composite Index	$100.00	$158.00	$96.00	$76.00	$52.00	$78.00
NASDAQ Computer Index	$100.00	$180.00	$100.00	$76.00	$48.00	$72.00

(1)	Prior to May 19, 1999, the Common Stock was not publicly traded. Comparative data is provided only for the period since that date. This graph is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any OneSource filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2)	The stock price information shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from William Blair & Company, a source believed to be reliable, but OneSource is not responsible for any errors or omissions in such information.

(3)	OneSource has substituted the NASDAQ Computer Index for the Standard & Poors Small Cap 600 Index because OneSource believes the NASDAQ Computer Index more accurately reflects the market sector in which OneSource participates.

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SCHEDULE I

infoUSA DESIGNEES

      As of the date of this Information Statement, infoUSA has advised OneSource that it has not determined who will be the infoUSA Designees. infoUSA has advised OneSource, however, that the infoUSA Designees will be selected from the following list of designees of infoUSA or its affiliates. The information contained herein concerning infoUSA, Purchaser and the infoUSA Designees has been furnished to OneSource by infoUSA and Purchaser. OneSource assumes no responsibility for the accuracy or completeness of such information.

      OneSource has been advised by infoUSA and Purchaser that, to the knowledge of infoUSA and Purchaser, during the last five (5) years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, or has been involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC. Based on information provided to OneSource by infoUSA and Purchaser (which is to the best of their knowledge), none of the persons listed below (i) is currently a director of, or holds any position with, OneSource or any of its subsidiaries, (ii) has a familial relationship with any director or executive officer of OneSource or (iii) beneficially owns any securities (or any right to acquire securities) of OneSource. infoUSA and Purchaser have advised OneSource that, to the best of their knowledge, none of the persons listed below is an adverse party to OneSource in any material legal proceedings or has a material interest that is adverse to OneSource in any such proceedings. OneSource has been advised by infoUSA and Purchaser that, to the knowledge of infoUSA and Purchaser, none of the potential infoUSA Designees listed below, nor any member of the immediate family of each such infoUSA Designee, has been involved in any transactions with, or has a business relationship with, OneSource or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed in the Schedule TO or the Offer to Purchase.

      infoUSA and Purchaser have advised OneSource that the following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the potential infoUSA Designees. Unless otherwise indicated, the current business address of each person listed below is c/o infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127.

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Present Principal Occupation or Employment and Material Positions
Name and Age	Held During the Past Five Years

Vinod Gupta 57	Vinod Gupta has been a director and the Chief Executive Officer of OSIS Acquisition Corp. since April 2004. Mr. Gupta is the founder of infoUSA and has been Chairman of the Board of infoUSA since its incorporation in 1972. Mr. Gupta served as Chief Executive Officer of infoUSA from the time of its incorporation in 1972 until September 1997, and from August 1998 to the present. Mr. Gupta is also a director of two funds in the mutual fund family of Everest Funds Management, LLC, located at 5805 S. 86th Circle, P.O. Box 27395, Omaha, Nebraska 68127.

Raj Das 33	Raj Das has served as a director and Chief Financial Officer of OSIS Acquisition Corp. since April 2004. Mr. Das has served as Chief Financial Officer of infoUSA since September 2003. Over the last ten years, Mr. Das worked in investment banking, most recently as a Vice President for Ladenburg Thalmann & Co. Inc. located at 590 Madison Avenue, New York, NY 10022, from April 2002 to August 2003, where he specialized in merger and acquisition and private equity transactions in the technology and media sectors. Prior to that, Mr. Das was a Vice President in the Technology Investment Banking Group at Bear, Stearns & Co. Inc. located at 383 Madison Avenue, New York, NY 10179, from August 2000 to October 2001, where he focused primarily on wireless and enterprise software, services, and infrastructure companies. Prior to that, Mr. Das was a Vice President in the Information and Internet Services Group at ING Barings LLC, located at 55 E. 52nd St., New York, NY 10055, from February 1998 to August 2000, where he focused on advertising agencies, transaction processors, IT outsourcers, and Internet and marketing services providers.

Fred Vakili 50	Fred Vakili has served as Chief Administrative Officer and Secretary of OSIS Acquisition Corp. since April 2004. Mr. Vakili has served as Executive Vice President of Administration and Chief Administrative Officer of infoUSA since August 1998.

Raymond T. Butkus 52	Ray Butkus has served as President of the Donnelley Group, a group of infoUSA subsidiaries consisting of direct marketing solution providers targeting large size firms, since December 2002. Mr. Butkus previously served as President and Chief Operating Officer of Naviant Marketing Solutions, a provider of e-marketing solutions located in Newtown Square, Pennsylvania from early 1999 until the successful merger of infoUSA with Naviant Markets Group in late 2001. Mr. Butkus was the Vice President and General Manager for the IQ2 Net division of Intelliquest, a provider of marketing research for the technology and Internet industries located at 1250 South Capital of Texas Highway, Building One, Suite 600, Austin, TX 78746, from January 1998 through August 1999.

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APPENDIX 1

ONESOURCE INFORMATION SERVICES, INC.

AUDIT COMMITTEE CHARTER

A.     Purpose and Scope

      The primary functions of the Audit Committee (the “Committee”) are to (a) assist the Board of Directors in fulfilling its responsibilities by reviewing: (i) the financial reports provided by OneSource Information Services, Inc. (the “Corporation”) to the United States Securities and Exchange Commission (“SEC”), the Corporation’s shareholders, and to the general public, and (ii) the Corporation’s internal financial and accounting controls; (b) appoint, compensate, retain, and oversee members of any independent public accounting firm engaged by or on behalf of the Corporation; and (c) recommend, establish, and monitor procedures designed to improve the quality and reliability of the disclosure of the Corporation’s financial condition and results of operations.

B.     Composition

      The Committee shall consist of a minimum of three directors as appointed by the Board of Directors, who shall meet the independence and audit committee composition requirements promulgated by the SEC, the National Association of Securities Dealers, any exchange upon which securities of the Corporation are traded, or any governmental or regulatory body exercising authority over the Corporation (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time, and shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

      All members of the Committee shall either be able to read and understand fundamental financial statements, including the balance sheet, cash flow statement and income statement, or be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Further, no later than the earliest time required by any Regulatory Body, at least one member of the Committee shall qualify as a “financial expert” (as such term is defined by SEC rulemaking).

      The members of the Committee shall be elected by the Board of Directors at the meeting of the Board of Directors following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Committee Chair is elected by the full Board of Directors, the members of the Committee may designate a Committee Chair by majority vote of the full Committee membership.

C.     Meetings

      The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee shall meet at least annually with members of management and members of the independent accounting firm in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee shall meet with members of the independent accounting firm and members of management quarterly to review the Corporation’s financial statements and the Corporation’s disclosure in the Corporation’s SEC reports consistent with Section D below.

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D.     Responsibilities and Duties

      To fulfill its responsibilities and duties the Committee shall:

Document Review

      1. Review and assess this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

      2. Review and discuss with members of management and members of the independent accounting firm the Corporation’s annual audited financial statements, quarterly financial statements, and other material disclosure prior to their filing as part of the Form 10-K and Form 10-Q, as applicable. After such review and discussion, the Committee shall recommend to the Board of Directors, if appropriate, whether such financial statements and disclosure should be published in the Corporation’s Form 10-K and 10-Q, as applicable.

      3. Review, discuss, and evaluate the information disclosed in, and the presentations made for, earnings press releases, as well as updated or new material information or earnings guidance provided to analysts.

Independent Accounting Firm

      4. Be directly responsible for the appointment, compensation, retention, and oversight of any independent accounting firm employed by the Corporation (including the resolution of disagreements between members of management and members of the independent accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Committee shall have the ultimate authority and responsibility to select, evaluate, and, when warranted, replace such accounting firm (or to recommend such replacement for any shareholder approval in any proxy statement). The authority of the Committee shall include the authority to approve all audit engagement fees and terms.

      5. Resolve and discuss with members of the independent accounting firm any disagreements, difficulties, or problems that members of the independent accounting firm may have encountered with members of management or others.

      6. Instruct members of the independent accounting firm that they should report directly to the Committee on matters pertaining to the work performed during its engagement and on matters required by applicable Regulatory Body rules and regulations.

      7. On an annual basis, receive from the independent accounting firm a formal written statement identifying all relationships between the independent accounting firm and the Corporation consistent with Independence Standards Board Standard 1. The Committee shall actively engage in a dialogue with members of the independent accounting firm as to any disclosed relationships or services that may impact its independence. The Committee shall take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the independent accounting firm.

      8. On an annual basis, discuss with members of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.

      9. Meet with members of the independent accounting firm prior to the audit to review the planning and staffing of the audit and consider whether or not to approve the auditing services proposed to be provided.

      10. Evaluate the performance of the independent accounting firm and recommend to the Board of Directors any proposed discharge of the independent accounting firm when circumstances warrant. The independent accounting firm shall be ultimately accountable to the Committee.

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      11. Consider in advance whether or not to approve all audit and non-audit services (including the fees and terms thereof) to be performed by members of the independent accounting firm required to be approved by the Committee pursuant to the rules and regulations of any applicable Regulatory Body.

Financial Reporting Processes

      12. In consultation with members of the independent accounting firm and members of management, review annually the adequacy of the Corporation’s internal financial and accounting controls.

      13. Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

      14. Require the Corporation’s chief executive officer and chief financial officer to submit prior to the filing of the Form 10-K or Form 10-Q, a report dated no earlier than 10 days prior to the date of filing of the Form 10-K or Form 10-Q to the Committee evaluating the design and operation of Corporation’s internal financial and accounting controls, and disclosing (a) any significant deficiencies discovered in the design and operation of the internal controls which could adversely affect the Corporation’s ability to record, process, summarize, and report financial data; and (b) any fraud, whether or not material, that involves members of management or other employees who have a significant role in the Corporation’s internal controls. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such report indicates the finding of any significant deficiencies in internal controls or fraud.

      15. Regularly review the Corporation’s critical accounting policies and accounting estimates resulting from the application of these policies and inquire at least annually of members of management and members of the independent accounting firm as to whether either has any concerns relative to the quality or aggressiveness of the Corporation’s accounting policies.

Compliance

      16. To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel, independent accounting consultants, and/or other experts at the Corporation’s expense to review any matter under its responsibility.

      17. Investigate any allegations that any officer or director of the Corporation, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Corporation for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action.

      18. Monitor, make determinations, and recommend action to the Board of Directors with respect to violations of applicable provisions of the Corporation’s Code of Ethics for Senior Financial Officers.

      19. Perform any other activities required to be performed by it or otherwise appropriate pursuant to applicable law, rules, or regulations; this Audit Committee Charter; the Corporation’s By-laws and Articles of Incorporation; resolutions or other directives of the Board of Directors.

Reporting

      20. Prepare, in accordance with the rules of the SEC, as modified or supplemented from time to time, a written report of the Committee to be included in the Corporation’s annual proxy statement for each annual meeting of stockholders.

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      21. Instruct members of management to disclose in its Form 10-K and Forms 10-Q the approval by the Committee of any non-audit services performed by members of the independent accounting firm, and review the substance of any such disclosure.

      While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

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ANNEX B

April 28, 2004

Special Committee of the Board of Directors

OneSource Information Services, Inc.
300 Baker Avenue
Concord, MA 01742

Members of the Special Committee of the Board:

      We understand that OneSource Information Services, Inc. (“OneSource” or the “Company”), infoUSA Inc. (the “Buyer”) and OSIS Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 28, 2004 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”) of OneSource for $8.85 per share net to the seller in cash and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into OneSource. Pursuant to the Merger, OneSource will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or OneSource or as to which dissenters’ rights have been perfected, will be converted into the right to receive $8.85 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

      You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates).

      For purposes of the opinion set forth herein, we have:

a) reviewed certain publicly available financial statements and other business and financial information of the Company;

b) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

c) reviewed certain financial forecasts prepared by the management of the Company;

d) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

e) reviewed the reported prices and trading activity for the Company Common Stock;

f) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

h) participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

i) reviewed the Merger Agreement and certain related documents; and

j) performed such other analyses and considered such other factors as we have deemed appropriate.

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      We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

      We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the ordinary course of our business we may actively trade the securities of the Company for our own account and for the accounts of our customers and accordingly, may at any time hold a long or short position in such securities. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

      It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

      Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ CHRISTOPHER T. PASKO

Christopher T. Pasko
Managing Director

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INDEX TO EXHIBITS

Exhibit (a)(1)(i)	Offer to Purchase, dated May 6, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of infoUSA and Purchaser filed May 6, 2004).
Exhibit (a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of infoUSA and Purchaser filed on May 6, 2004).
Exhibit (a)(2)(i)	Letter to Stockholders of OneSource, dated May 6, 2004.*
Exhibit (a)(2)(ii)	Opinion of Morgan Stanley & Co. Incorporated, dated April 28, 2004 (included as Annex B to this Schedule 14D-9).*
Exhibit (a)(2)(iii)	Joint Press Release issued by OneSource and infoUSA on April 29, 2004 (incorporated by reference to the Schedule 14D-9-C of OneSource filed on April 29, 2004).
Exhibit (e)(1)	Confidentiality Agreement, dated as of October 22, 2003, between OneSource and infoUSA.
Exhibit (e)(2)	Agreement and Plan of Merger, dated as of April 29, 2004, among OneSource, infoUSA and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(3)	Tender and Voting Agreement, dated as of April 29, 2004, among infoUSA, Purchaser, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(4)	Stockholder Support Agreement, dated as of April 29, 2004, among infoUSA, Purchaser and Martin F. Kahn (incorporated by reference to Exhibit 2.3 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(5)	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.16 to the Form 10-K filed March 30, 2004 by OneSource).
Exhibit (e)(6)	Amendment No. 2 to Rights Agreement, dated as of April 29, 2004, between OneSource and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(7)	Information Statement of OneSource, dated May 6, 2004 (included as Annex A to this Schedule 14D-9).*
ANNEX A	Information Statement.
ANNEX B	Opinion of Morgan Stanley & Co. Incorporated.

*	Included with the Schedule 14D-9 mailed to stockholders.